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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are taking advice in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Corus Shares, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Information Document
relating to the
Recommended Pre-Conditional Cash Acquisition
of
Corus Group plc
to be implemented by means of a scheme of arrangement
under section 425 of the Companies Act 1985
by
CSN Acquisitions Limited
a wholly-owned indirect subsidiary of Companhia Siderúrgica Nacional

This document should be read as a whole.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Proposals or any matters referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Proposals or any matters referred to herein.

UBS Limited is acting as joint broker to CSN and CSN Acquisitions and is not acting for any other person in connection with the matters referred to in this document and will not be responsible to anyone other than CSN for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to any matter referred to herein.

IMPORTANT NOTICE

The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders and bondholders will be contained in the Scheme Document and the relevant Dutch Bond Proposals Document.

The distribution of this Information Document in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this Information Document comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This Information Document has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this Information Document had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Subject to satisfaction (or waiver) of the Pre-Condition, Corus will prepare the Scheme Document in relation to the Proposals. CSN and CSN Acquisitions urge Corus Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Proposals.

CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by CSN Acquisitions and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

Corus has not reviewed or approved the contents of this document.

The Dutch Listing Authority has not reviewed, approved or disapproved this Information Document, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this Information Document.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Brazil that may not be comparable to the financial statements of US companies. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, the Offer will be made in compliance with the applicable US laws and regulations, including filing Offer documents with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus Shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus Shareholders would be able to obtain any such offer to purchase and related materials free at the SEC's website at www.sec.gov or from CSN.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to a company or group, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of Corus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by CSN, CSN Acquisitions or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

CSN Acquisitions has reserved the right to purchase Corus Shares outside the United States, otherwise than pursuant to the transactions described herein, in compliance with applicable English law and the Takeover Code, the rules and regulations of the UKLA and the laws of the United States.

Companhia Siderúrgica Nacional

Sede: Rua Sáo José, no 20, Grupo 1602, parte — Centro — cep 20010-020 — Rio de Janeiro - RJ Fone\Fax (21) 2121-1804	Escritório Comercial: Faria Lima Financial Center Av. Brig. Faria Lima, 3.400, 20[o] andar 04538-132 - Sáo Paulo - SP Fone\Fax (11) 3049-7100

PART ONE

LETTER FROM THE CHAIRMAN OF CSN

15 December 2006

To Corus Shareholders and ADS Holders and, for information only, to participants in the Corus Share Schemes

Dear Shareholder or ADS Holder,

Recommended Pre-Conditional Cash Acquisition of Corus by CSN Acquisitions

I am writing to you on behalf of Companhia Siderúrgica Nacional ("CSN"). As you are no doubt aware, on 11 December 2006 the boards of Corus and CSN announced their agreement on a recommended pre-conditional cash acquisition of Corus by CSN for 515 pence in cash per Corus Share. This represents a price of 1,030 pence in cash for each Corus ADS.

Upon satisfaction of the Pre-Condition, a Scheme Document will be sent to each Corus Shareholder setting out full details of the Proposals including expectations as to timing and details on how Corus Shareholders can vote in favour of the Proposals. However, there can be no certainty if and when the Pre-Condition will be satisfied or waived. Accordingly, at the request of the Panel, CSN and CSN Acquisitions have agreed to send certain information to Corus Shareholders in addition to that provided in the announcement of 11 December 2006. This document contains such information. This document is not intended to replace or substitute the Scheme Document.

Subject to satisfaction of the Pre-Condition, the Corus Directors intend unanimously to recommend that Corus Shareholders vote in favour of the Scheme to implement the acquisition of Corus by CSN.

CSN believes that the combination of CSN and Corus has a compelling industrial logic as it would:

•
create a top five global steel group with approximately 24 million tonnes of annual steel production and, by 2010, approximately 50 million tonnes of annual iron ore production;

•
enable Corus to secure supply of high quality, low cost iron ore from CSN's Casa de Pedra mine, one of the largest captive mines in the world, leading to incremental annual cash-flow in Corus of approximately US$450 million (on a pre-tax basis) by 2009;

•
in time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing through its downstream facilities in Europe;

•
allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products;

•
create the potential to capture significant annual synergy benefits of approximately US$300 million (on a pre-tax basis) by 2009, through initiatives including global procurement savings, optimisation of product flows, integrated commercial policy and the sharing of best practices; and

•
give CSN the ability to leverage Corus' exceptional research and development and engineering expertise across the combined group.

$_$_DATA_CELL,5,1,1

Companhia Siderúrgica Nacional

Sede: Rua Sáo José, no 20, Grupo 1602, parte — Centro — cep 20010-020 — Rio de Janeiro - RJ Fone\Fax (21) 2121-1804	Escritório Comercial: Faria Lima Financial Center Av. Brig. Faria Lima, 3.400, 20[o] andar 04538-132 - Sáo Paulo - SP Fone\Fax (11) 3049-7100

The price of 515 pence per Corus share represents:

•
a premium of approximately 42.9 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata that it was evaluating various opportunities, including Corus;

•
a premium of approximately 26.4 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006; and

•
a premium of approximately 3.0 per cent. to the revised offer price made by Tata at 500 pence per Corus Share.

CSN recognises the strong contribution made by Corus' management and employees to the development of Corus including their achievements in the Restoring Success programme and we view them as being critical to the success of the combined group going forward. The combination of the businesses of CSN and Corus will be driven by a common vision and strategy with the intention of being at the forefront of the steel industry in the near future. The enlarged group will consolidate and embed principles of continuous improvement, focusing on sharing best practices, manufacturing excellence and cost reduction initiatives. CSN supports Corus' strategy for the development of its European businesses.

In addition, we are pleased to have reached an understanding with the committees of the relevant boards of the pension trustees of Corus' two main UK pension schemes, the Corus Engineering Steels Pension Scheme and the British Steel Pension Scheme, whereby CSN has offered to fund upfront the IAS 19 deficit in the Corus Engineering Steels Pension Scheme by paying £138 million into the scheme and increase contributions to the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009. This framework agreement will be recommended by the committees to the full trustee boards for their approval.

The Acquisition is to be implemented by way of a court sanctioned scheme of arrangement and is subject to the satisfaction or waiver of the Pre-Condition that either Corus Shareholders reject the proposed scheme of arrangement to implement the acquisition of Corus by Tata Steel (the "Tata Scheme") or the Tata Scheme is otherwise withdrawn by Corus or lapses. The Pre-Condition is set out in full in Appendix I to Part Two of this document.

Shareholders need take no action in relation to the Proposals at this stage.

Part Two of this document sets out in full the announcement made by CSN on 11 December 2006 detailing the Proposals. Part Three of this document sets out certain financial information relating to CSN. Part Four sets out details of the proposed Loan Note Alternative that will form part of the Proposals and Part Five sets out further information on the Proposals requested to be provided by the Panel.

Yours sincerely,

Benjamin Steinbruch
 Chairman and Chief Executive Officer
Companhia Siderúrgica Nacional

$_$_DATA_CELL,5,1,1

PART TWO

ANNOUNCEMENT OF THE RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION

The following is the full text of the announcement made by CSN on 11 December 2006.

"NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

11 December 2006

RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION

of

Corus Group plc ("Corus")

by

CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of
Companhia Siderúrgica Nacional ("CSN")

Highlights

•
Recommended pre-conditional cash acquisition at 515 pence for each Corus Share.

•
Values Corus' issued and to be issued share capital at approximately £4.9 billion.

•
Strategically compelling industrial logic for a combination of CSN and Corus, creating a top five global steel player.

Summary

•
The boards of CSN and Corus are pleased to announce their agreement on the terms of a recommended pre-conditional cash acquisition by CSN Acquisitions of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus Share, valuing Corus at approximately £4.9 billion.

•
CSN believes there is compelling strategic and industrial logic for a combination with Corus as it would:

—
create a top five global steel group with approximately 24 million tonnes of annual steel production and, by 2010, approximately 50 million tonnes of annual iron ore production;

—
enable Corus to secure supply of high quality, low cost iron ore from CSN's Casa de Pedra mine, one of the largest captive mines in the world, leading to incremental annual cash-flow in Corus of approximately US$450 million (on a pre-tax basis) by 2009;

—
in time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing through its downstream facilities in Europe;

—
allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products;

—
create the potential to capture significant annual synergy benefits of approximately US$300 million (on a pre-tax basis) by 2009, through initiatives including global procurement savings, optimisation of product flows, integrated commercial policy and the sharing of best practices; and

—
give CSN the ability to leverage Corus' exceptional research and development and engineering expertise across the combined group.

•
The price of 515 pence per Corus Share represents:

—
a premium of approximately 42.9 per cent. to the average closing mid-market price of 360.5 pence per Corus share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata that it was evaluating various opportunities, including Corus;

  —
  a premium of approximately 26.4 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006; and

  —
  a premium of approximately 3.0 per cent. to the revised offer price made by Tata at 500 pence per Corus share.

•
CSN Acquisitions has held constructive and satisfactory discussions with the trustees of Corus' two main UK pension schemes and has agreed with committees of the relevant boards of pension trustees an arrangement, which will be recommended to the full boards of the pensions trustees, whereby CSN Acquisitions will:

—
fund upfront the IAS 19 deficit on the Corus Engineering Steels Pension Scheme by paying £138 million into the scheme; and

—
increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009.

•
The Acquisition is subject to the satisfaction or waiver of the Pre-Condition that either Corus Shareholders reject the Tata Scheme or the Tata Scheme is otherwise withdrawn by Corus or lapses. The Pre-Condition is set out in full in Part I of Appendix I.

•
Subject to the satisfaction or waiver of the Pre-Condition, the Acquisition will be made by CSN Acquisitions, an indirect wholly-owned subsidiary of CSN, and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act. The Scheme will be put to Corus Shareholders at the Court Meeting and at the Extraordinary General Meeting, which will be convened in due course. The Scheme Document will be posted to Corus Shareholders within 28 days of satisfaction or waiver of the Pre-Condition. In addition, a further document (the "Information Document") setting out further details of the Acquisition and information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

•
The Loan Note Alternative will be made available to Corus Shareholders (other than certain overseas shareholders).

•
As at the date of this announcement, the CSN Group owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.

•
The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC (as independent financial adviser to Corus for the purposes of Rule 3 of the Takeover Code), consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend unanimously to recommend that Corus Shareholders vote in favour of the Scheme at the Court Meeting and Extraordinary General Meeting to be convened in relation to the Acquisition. In providing their advice, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

Commenting on this announcement, Benjamin Steinbruch, Chairman and Chief Executive Officer of CSN, said:

"The strategic impetus for this combination is growth—growth in Brazil, in Europe and for our combined workforces. Our goal is to unlock the value of our iron ore assets through Corus, transforming them into cost effective, high quality steel products using Corus' advanced engineering capabilities and its excellent European distribution platform. This is a winning combination for all stakeholders."

Commenting on the Acquisition, Jim Leng, Chairman of Corus, said:

"As I informed shareholders in my letter of 27 November 2006, once the Corus Directors received an approach from CSN, we provided information and made our senior management available to enable CSN to meet its pre-conditions and complete its due diligence.

This offer is both higher than the initial proposal by CSN as well as the revised Tata offer of 500 pence per share. It is also consistent with our strategic objective of securing access to raw materials, low cost production and growth markets. The combination of the two businesses will create a strong platform from which to compete and grow in an increasingly global market."

Lazard is acting as lead financial adviser, Goldmans Sachs International as financial adviser and joint broker, and UBS as joint broker to CSN and CSN Acquisitions in relation to the Acquisition. Credit Suisse is acting as lead financial adviser, JPMorgan Cazenove as joint financial adviser and corporate broker and HSBC as independent financial adviser for the purposes of Rule 3 of the Takeover Code to Corus.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.

Appendix I sets out the Pre-Condition to which the Acquisition is subject and sets out certain further terms and conditions of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Enquiries:

CSN Otavio de Garcia Lazcano, Chief Financial Officer Jose Marcos Treiger, Director of Investor Relations	Tel: +55 11 3049 7511
Lazard (lead financial adviser to CSN and CSN Acquisitions) Antonio Weiss Nicholas Jones Paul Gismondi Richard Shaw	Tel: +44 (0) 20 7187 2000
Goldman Sachs International (financial adviser and joint broker to CSN and CSN Acquisitions) Yoel Zaoui Simon Dingemans Mark Sorrell	Tel: +44 (0) 20 7774 1000
UBS (joint broker to CSN and CSN Acquisitions) John Woolland	Tel: +44 (0) 20 7567 8000
The Maitland Consultancy (PR advisers to CSN) UK Angus Maitland Martin Leeburn Liz Morley Tom Siveyer	Tel: +44 (0) 20 7379 5151
Netherlands Kees Jongsma	Tel: +31 2 0647 8181
Corus Group plc David Lloyd, Chief Financial Officer Emma Tovey, Director, Investor Relations	Tel: +44 (0) 20 7717 4557 Tel: +44 (0) 20 7717 4514
Credit Suisse (lead financial adviser to Corus) James Leigh Pemberton Jeremy Fletcher Zachary Brech	Tel: +44 (0) 20 7888 8888
JPMorgan Cazenove (joint financial adviser and corporate broker to Corus) Edmund Byers Barry Weir Matthew Lawrence	Tel: +44 (0) 20 7588 2828

HSBC (Rule 3 adviser to Corus) Adrian Coates Charles Packshaw Raj Kohli Jan Sanders	Tel: +44 (0) 20 7991 8888
Brunswick (PR adviser to Corus) Kevin Byram Laura Cummings Ash Spiegelberg	Tel: +44 (0) 20 7404 5959

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

11 December 2006

RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION

of

Corus Group plc ("Corus")

by

CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of
Companhia Siderúrgica Nacional ("CSN")

1      Introduction

On 20 October 2006, Tata and Corus announced a recommended cash acquisition of Corus at 455 pence per Corus Share, to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

On 17 November 2006, CSN announced that it had approached the board of Corus regarding a proposal to acquire the Company at a price of 475 pence per Corus Share in cash which may or may not lead to a possible recommended offer. This proposal was subject to, amongst other things, completion of confirmatory due diligence, finalisation of financing arrangements and a recommendation from the Corus Directors. On 4 December 2006, Corus announced that the court meeting and extraordinary general meeting convened in relation to the Tata Scheme had been adjourned until 20 December 2006. On 10 December 2006, Tata increased its offer price to 500 pence per Corus Share.

Following completion of due diligence, CSN and CSN Acquisitions are pleased to announce their agreement with the Corus Directors on the terms of a recommended pre-conditional cash acquisition of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus Share.

The terms of the Acquisition value the issued and to be issued share capital of Corus at approximately £4.9 billion and imply an enterprise value for Corus of approximately £5.8 billion. This includes net debt as at 30 September 2006, option proceeds from the exercise of options and an upfront pension payment, totalling approximately £0.9 billion in aggregate.

The Acquisition will be made by CSN Acquisitions, a wholly-owned subsidiary of CSN, recently incorporated in England and Wales for the purpose of making the Acquisition. It is intended that the Acquisition, which is subject to the Pre-Condition being satisfied or waived, will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. The terms of the Pre-Condition are set out in Part I of Appendix I. If the Pre-Condition is satisfied or waived, the Scheme Document will be posted within 28 days.

A further document (the "Information Document") setting out details of the Acquisition and containing certain information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

Further information on CSN and CSN Acquisitions is set out in paragraph 10 of this announcement.

2      The Acquisition

Under the terms of the Scheme, which is subject to the Pre-Condition and will be subject to the further terms and conditions set out in Appendix I to this announcement, and to the full terms and conditions to be set out in the Scheme Document, Corus Shareholders holding Corus Shares at the Scheme Record Date will receive, subject to elections made under the Loan Note Alternative:

for each Corus Share                   515 pence in cash

This represents a price of 1,030 pence in cash for each Corus ADS.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately £4.9 billion. As at the date of this announcement, the CSN Group owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.

The price of 515 pence per Corus Share represents:

•
a premium of approximately 42.9 per cent. to the average closing mid-market price of 360.5 pence per Corus share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata that it was evaluating various opportunities including Corus;

•
a premium of approximately 26.4 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006; and

•
a premium of approximately 3.0 per cent. to the revised offer price made by Tata of 500 pence per Corus share.

If the Scheme becomes effective, subject to elections made under the Loan Note Alternative, a payment of 515 pence in cash per Corus Share will be despatched or, where appropriate, credited through CREST, to Corus Shareholders within 14 days of the Effective Date. ADS Holders will receive their consideration from the ADS Depositary through the Corus ADS programme in accordance with the terms of the Deposit Agreement.

Holders of interests in Corus Shares which are held through Euroclear Nederland will receive their consideration in accordance with customary Dutch clearing and settlement practice.

If the Scheme becomes effective, the ADS Depositary will provide registered holders of Corus ADSs with information regarding the surrender of their Corus ADSs. Additional settlement arrangements for ADS Holders will be set out in the Scheme Document.

Under the Scheme, US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Appropriate proposals equivalent to those proposed by Tata will be made in due course to participants in the Corus Share Schemes. Appropriate proposals will also be made to the holders of the Dutch Bonds.

It is proposed that the Corus Deferred Shares will be cancelled for no consideration pursuant to the Proposals.

3      Background to and reasons for the Acquisition

CSN's key strategy has been to maximise its full potential as one of the world's lowest cost steel producers. Over the past few years CSN has been seeking opportunities to strengthen its position as a major global player through expanding its presence within Brazil, Portugal and in the United States and optimising its infrastructure assets (mine, ports and railways) and their competitive cost advantages through organic growth and acquisitions.

The Acquisition would transform CSN into one of the five largest global steel producers, substantially enhancing its scale and growth potential. The transaction has a compelling strategic and commercial rationale and is consistent with CSN's existing strategy to further integrate its low cost production in Brazil with finishing and distribution in developed markets. The key benefits of the Acquisition are:

To realise full benefits of raw material integration

The Acquisition would enable CSN to realise the full potential of its vertically integrated business model by instantly providing substantial captive iron ore demand for the expanding output of its Casa de Pedra mine in Brazil, one of the largest iron ore projects worldwide. The supply of high quality and low cost iron ore to Corus' upstream operations in the UK and the Netherlands would be cost effective and have an immediate and significant impact on the profitability and cash generation of Corus, leading to incremental annual cash-flow in Corus of approximately US$450 million (on a pre-tax basis) by 2009. CSN also believes that Corus would benefit from long-term intra-group supplies, providing an important hedge against input price volatility.

Market-leading research and development ("R&D") and engineering capabilities

CSN believes that Corus has industry-leading R&D capabilities in a number of product segments, an increasingly important factor as customers seek complete solutions and partners for product development. The combined group would have the increased scale necessary to sustain investment in R&D activities, support customers over product development cycles and maintain a position as preferred supplier to end customers.

Significant cost savings and increased revenue

As a result of the Acquisition, CSN expects to generate annual pre-tax cost savings of approximately US$300 million by 2009, primarily in the areas of global procurement, optimisation of product flows, integrated commercial policy and application of best practices to the enlarged asset base. CSN expects to generate additional revenue opportunities through the cross-selling of the enlarged product portfolio to the combined customer base, improved product mix with Corus' finishing capabilities, reduced volatility through geographic and product diversification and increased market share by selling lower cost steel produced by CSN through Corus' distribution network.

The Acquisition provides a significant opportunity for CSN to deliver on its strategic ambitions, seeking sustainable long-term and profitable growth to shareholders through industry consolidation. CSN believes that the Acquisition will create significant value for its shareholders by delivering a powerful new combination with market leading positions and exceptional distribution networks across both developed and emerging markets.

To maximise growth potential through the downstream capabilities of Corus

CSN believes that Corus' strong position in downstream processing and distribution would create substantial benefits for both companies. The Acquisition would provide downstream finishing capabilities for intermediate steel products from CSN, increasing sales of higher value-added products, as well as a distribution network in close proximity to important end customers in Western Europe. CSN is one of the lowest cost steel producers in the world and has announced plans for a greenfield slab project at Itaguaí (in Brazil) to expand production by 4.5 million tonnes annually by 2011. Over time Corus would gain a sustainable cost advantage from increased supply of low cost intermediate steel products.

4      Background to and reasons for the recommendation

Since the placing and open offer and the launch of the "Restoring Success" programme, introduced by Philippe Varin in June 2003, Corus has delivered substantial value for Corus Shareholders.

The "Restoring Success" programme was designed to deliver a £680 million improvement in earnings before interest, tax and depreciation and has underpinned the significant improvement in Corus' financial performance. As well as savings through cost reductions and improved operational efficiency, the programme has also delivered significant improvements in Corus' safety performance and customer service levels.

The completion of the sale of Corus' downstream aluminium assets in August 2006 was also an important step in the Company's strategy to focus on and develop its carbon steel businesses, in addition to further strengthening its balance sheet.

In August 2005, the Corus Board set out how it intended to take Corus forward, beyond Restoring Success. Corus has developed a strategy to further enrich the product mix and the operational efficiency of its existing Western European asset base. In addition to the launch of a group wide continuous improvement programme, Corus has substantially increased the level of its capital expenditure, including the two previously announced major investments, namely at IJmuiden to expand Corus' product range capabilities for the automotive and construction markets and at Scunthorpe to strengthen Corus' competitive position in structural sections, rail and wire rod markets. As part of this strategy, Corus would look beyond Western Europe, where the large majority of its assets are based, to those parts of the world where it could secure access to lower cost steel production to support the future cost competitiveness of its European assets, as well as pursuing opportunities in high growth markets.

Corus has consistently acknowledged the benefits of a combination with a producer in a low cost region, particularly one with access to raw materials, and has worked with its advisers to investigate a range of options. Since August 2005, Corus has had talks with a number of parties regarding a range of possible transactions, including with CSN. The combination of the two businesses will enable Corus to compete on a global scale in an increasingly competitive environment.

5      Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend unanimously to recommend that Corus Shareholders vote in favour of the Scheme at the Court Meeting and Extraordinary General Meeting of the Company.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata in relation to the Tata Proposals and, as a consequence, is a connected party to Tata. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata. HSBC is therefore providing independent advice to the Corus Directors on the Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

6      CSN's intentions regarding the business of Corus

The combination of the businesses of CSN and Corus will be driven by a common vision and strategy with the intention of being at the forefront of the steel industry in the near future. The enlarged group will consolidate and embed principles of continuous improvement, focusing on sharing best practices, manufacturing excellence and cost reduction initiatives. CSN supports Corus' strategy for the development of its European businesses as described above in paragraph 4.

7      Management, employees and locations

CSN recognises the strong contribution made by Corus' management and employees to the development of Corus including their achievements in the Restoring Success programme and view them as being critical to the success of the combined group going forward.

Following completion of the Acquisition, Mr J W Leng will step down as Chairman of the Board of Corus, which will then be chaired by Mr B Steinbruch, the Chairman of the Board of CSN and which will comprise executives drawn from the enlarged group. At its request, CSN will invite Mr J W Leng to join the Board of CSN.

At the request of CSN, it is intended that Mr P Varin will remain as Chief Executive of Corus, working with Mr B Steinbruch on the integration of the businesses. Mr P Varin's contract will be amended to a six month term with an option for this to be extended on agreement of both parties. It is also intended that Mr D Lloyd, Finance Director of Corus, will remain in his current role for a minimum twelve month period following completion of the Acquisition. Mr R Henstra would retain his existing role and responsibilities within Corus.

Immediately on completion, a Convergence Committee will be formed, chaired by Mr B Steinbruch, and will comprise executives drawn from the enlarged Group including Mr P Varin, Mr D Lloyd and Mr R Henstra.

The board of CSN has given the Corus board assurances that, following the Scheme becoming effective, the existing contractual and statutory employment and pension rights of all management and employees of Corus will be fully safeguarded.

CSN's plans do not involve any material change in the conditions of employment of Corus Group's employees, nor are there any current plans to change the principal locations of Corus Group's business. CSN will continue to be headquartered in Brazil.

8      Pension schemes

CSN Acquisitions and committees of the boards of the trustees of the British Steel Pension Scheme and Corus Engineering Steels Pension Scheme, being the two main Corus Group UK pension schemes, have reached an understanding in respect of Corus' obligations in relation to these schemes following completion of the Acquisition. CSN Acquisitions has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steel Pension Scheme, by paying £138 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009. The schemes will, subject to certain limitations in time and amount, have a security and guarantee structure similar to that of the new debt facilities (which are described in paragraph 13 below). This framework arrangement will be recommended by the committees to the full trustee boards for their approval.

9      Information on Corus

Corus is one of the world's largest steel producers. Operations are organised into three principal divisions: Strip Products, Long Products and Distribution & Building Systems. Corus employs approximately 41,000 people, the majority of whom are based in the UK, the Netherlands and other Western European locations.

Corus' strategy is focused on carbon steel to further develop a strong and sustainable competitive position in its Western European markets and locations and to improve its exposure to lower cost, higher growth regions.

The Corus Group produces carbon steel at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced in the UK at Rotherham using the electric arc furnace method. Corus also has processing facilities in North America and Europe.

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU Corus has sales offices in around 30 countries, supported by a worldwide trading network. Combining this global expertise with local consumer service, Corus offers value, reliability and innovation. The Corus brand represents a mark of quality, loyalty and strength.

In 2005, approximately 60 per cent. of Corus' crude steel production was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi finished form. Approximately 35 per cent. of hot rolled coil was sold without further processing in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Corus Group's steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For the year ended 31 December 2005, Corus reported revenues of approximately £9.2 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of £947 million and profit after tax of £432 million (all as re-stated for continuing operations in the first quarter results announcement, thus excluding the downstream aluminium rolled products and extrusions businesses which were sold in August 2006).

Corus announced on 2 August 2006 that it had completed the sale of its downstream aluminium rolled products and extrusions businesses to Aleris International for a gross consideration of €826 million (c. £570 million), achieving its stated aim to focus on its carbon steel operations. A provisional profit on disposal of £20 million was reported in the third quarter of 2006. Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.

For the nine months ended 30 September 2006, Corus reported revenues of approximately £7.2 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of £668 million and profit after tax of £223 million (all on a continuing operations basis).

10    Information relating to CSN and CSN Acquisitions

CSN Acquisitions

CSN Acquisitions, a UK resident wholly owned indirect subsidiary of CSN was formed for the purpose of making the Acquisition, and has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Acquisition.

The current directors of CSN Acquisitions are Benjamin Steinbruch, Otavio de Garcia Lazcano and Eneas Garcia Diniz. Further information in relation to CSN Acquisitions will be contained in the Scheme Document and the Information Document.

CSN

CSN is one of the most competitive integrated global steel producers with operations in Brazil, the United States and Portugal and is listed on the São Paulo and New York stock exchanges with a market capitalisation of approximately US$8.6 billion. CSN is the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America in terms of crude steel production with current capacity of 5.6 mtpa of crude steel, 5.1 mtpa of rolled products and 2.9 mtpa of coated steel.

CSN's integrated operations cover the entire steel production process, from ore extraction to delivery of the end product to the client. The synergies captured between its mining, steel production and logistical activities, together with its self sufficiency in almost all the main inputs, enables CSN to minimise costs and consequently to maximise returns in the production and commercialisation of flat steel. CSN's clients come from a wide range of areas, including the automotive, civil construction, packaging, home appliance and OEM industries, both in Brazil and abroad.

Steel

CSN's steel operations cover the entire steel chain from the production of slabs to distribution of the finished products. CSN's facilities comprises its Presidente Vargas Steelworks in Volta Redonda, Rio de Janeiro, two galvanising plants in GalvaSud and CSN Parana (also in Brazil), a cold rolling and galvanising line at CSN LLC in the United States and the Lusosider steel mill in Portugal. CSN is also Brazil's only producer of tin-plate, which is used in the packaging industry and Galvalume, a steel coated with zinc and aluminium used in civil construction. In addition, CSN expects to start operation of a newly built steel mill in Itaguai, Rio de Janeiro in 2011, with slab production capacity of 4.5 mtpa.

Mining

CSN's mining activities are geared towards inputs for the steel business, producing iron ore, limestone, dolomite and tin. All limestone, dolomite and tin are produced solely for CSN's own consumption. CSN's iron ore mine, Casa de Pedra is one of the largest captive mines in the world and following CSN's expansion project is expected to reach full capacity in July 2010, increasing the plant's iron ore output in sequential modules from 21 through 40 and to 50 mtpa.

Logistics

CSN has its own infrastructure capabilities with management of two port terminals in Rio de Janeiro State, which currently handle coal and coke only. Expansion is underway to prepare the terminal to also export iron ore and once fully concluded will have capacity of 30 mtpa. This will help establish the Sepetiba port complex as one of the leading facilities in Brazil.

In addition, CSN holds stakes in two railway companies, Companhia Ferroviaria do Nordeste (CFN) and MRS Logistica which plays a vital role in bringing raw materials and outflow of end products.

Other

CSN is one of the biggest industrial consumers of electricity in Brazil and is a partner in two hydroelectric plants and a thermo power plant in Brazil. CSN is also currently constructing a cement facility to produce 1.2 mtpa of cement using the slag generated by its blast furnaces.

For the year ended 31 December 2005, CSN reported net revenues of approximately US$3.8 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of US$1.8 billion and profit after tax of US$902 million.

For the nine months ended 30 September 2006, CSN reported revenues of approximately US$3.0 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of US$1.4 billion and profit after tax of US$496 million.

11    Corus Share Schemes and Dutch Bonds

Appropriate proposals equivalent to those proposed by Tata will be made in due course to participants in the Corus Share Schemes. Appropriate proposals will also be made to the holders of the Dutch Bonds.

12    Corus Deferred Shares

As at the date hereof, the issued share capital of Corus includes 3,130,418,153 deferred shares of 40 pence each. These Corus Deferred Shares were created in connection with a capital reorganisation of Corus effected in December 2003. They carry no voting or dividend rights and are effectively worthless.

It is anticipated that Corus will exercise its authority, pursuant to Article 5 (note 3(ii)(d)) of the Corus Articles, to elect a transfer thereof to a nominee which will be registered as the Corus Deferred Shareholder. As part of the Proposals, it is intended that the Corus Deferred Shares be cancelled for no consideration on the Effective Date. It is intended that the reserve arising from the cancellation of the Corus Deferred Shares will be capitalised in favour of CSN Acquisitions (and/or its nominee(s)).

Further information on the proposed cancellation of the Corus Deferred Shares will be contained in the Scheme Document.

13    Financing

The Acquisition will be funded by a cash contribution from a subsidiary of CSN to CSN Acquisitions to the extent of approximately US$3.3 billion. To finance the balance of the consideration due under the Acquisition, CSN Holdings has in place a senior and subordinated bridge facility and a revolving loan facility with a total aggregate amount of £4,350 million (comprising senior term loan facilities of £2,000 million, a £350 million senior revolving credit facility and a £2,000 million subordinated high yield bridge facility), which have been jointly arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Goldman Sachs International and ING Bank N.V., London Branch and fully underwritten by Barclays Bank PLC, ING Bank N.V., London Branch and Portfolio Acquisitions 1 Ltd (an indirect wholly-owned subsidiary of The Goldman Sachs Group Inc.). These debt facilities will also be available, amongst other things, to refinance the existing debt of the Corus Group (including the existing public debt), provide working capital for the Corus Group after completion of the Acquisition and pay certain fees and expenses associated with the Acquisition.

Lazard and Goldman Sachs International are satisfied that sufficient resources are available to CSN Acquisitions to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme as set out in this announcement. Further information on the financing of the Proposals will be set out in the Scheme Document and the Information Document.

Under the agreement for the provision of the debt facilities, CSN Acquisitions has agreed, save as may be required by the Panel, the Takeover Code or the Court, not to amend, waive or modify any material condition to the Scheme in any material respect without the prior consent of Barclays Bank PLC as Facility Agent.

14    Structure of the Acquisition, delisting and re-registration

It is intended that, subject to satisfaction or waiver of the Pre-Condition, the Acquisition will be effected by means of a Court sanctioned scheme of arrangement between Corus and Corus Shareholders under section 425 of the Companies Act. The procedure will involve an application by Corus to the Court to sanction the Scheme and confirm the cancellation (or, where applicable including in relation to Loan Note Elected Shares, the transfer) of all Scheme Shares, in consideration for which Corus Shareholders will receive cash (or, other than US Holders, ADS Holders and Restricted Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of Loan Note Elected Shares) as described in paragraph 2 of this announcement. The Scheme will not be proposed unless and until the Pre-Condition is satisfied or CSN and Corus agree with the consent of the Panel to waive it as a pre-condition to the Acquisition. The terms of the Pre-Condition are set out in Part I of Appendix I. There can be no certainty as to whether or when the Pre-Condition will be satisfied or waived. The implementation of the Scheme is also subject to the further terms and conditions set out in Part II of Appendix I and the full terms and conditions which will be set out in the Scheme Document and will only become effective if, among other things, the following events occur:

•
a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy at the Court Meeting, representing not less than three quarters in value of the Scheme Shares held by such Scheme Shareholders;

•
the special resolution to implement the Scheme and to amend the Corus Articles is passed at the Extraordinary General Meeting; and

•
the Scheme is sanctioned (with or without modification), and the associated Reduction of Capital is confirmed, by the Court and the Scheme becomes effective by registration of the Reduction Court Order with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

The purpose of the Scheme is to provide for CSN Acquisitions to become the owner of the whole of the issued ordinary share capital of Corus. This is to be achieved by:

•
the cancellation of the Corus Deferred Shares;

•
the cancellation of the Cancellation Shares (including those represented by Corus ADSs) held by Cancellation Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new Corus Shares (which is equal to the number of Cancellation Shares cancelled) and issuing them to CSN Acquisitions, in consideration for which Cancellation Shareholders will receive cash on the basis set out in paragraph 2 of this announcement; and

•
immediately after the cancellation of the Cancellation Shares and the issue of new Corus Shares to CSN Acquisitions, the transfer by Corus Shareholders to CSN Acquisitions of the Loan Note Elected Shares in accordance with the Scheme in consideration for which relevant Scheme Shareholders will be issued Loan Notes, on the basis set out in paragraph 15 of this announcement, instead of the cash to which they would otherwise have been entitled to receive.

Under the Implementation Agreement, CSN Acquisitions has reserved the right to instruct Corus to alter the terms of the Scheme so as to designate all the Scheme Shares (including Cancellation Shares) as Transfer Shares. Any Scheme Shares so designated will not be cancelled but will be transferred to CSN Acquisitions pursuant to the Scheme.

Subject to satisfaction or waiver of the Pre-Condition and the conditions set out in Appendix I to this announcement, the consideration payable under the Acquisition will be despatched by CSN Acquisitions to Corus Shareholders and the ADS Depositary on behalf of ADS Holders no later than 14 days after the Effective Date. If the Scheme has not become effective by 31 December 2007, or such later date as CSN Acquisitions and Corus may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming effective, it will be binding on all Corus Shareholders and ADS Holders irrespective, in the case of Corus Shareholders, of whether or not they attended or voted at the Court Meeting or the EGM (and if they attended and voted, whether or not they voted in favour). Although ADS Holders will not be entitled to attend the Court Meeting or the EGM, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Corus Shares underlying their ADSs.

It is expected that application will be made to the London Stock Exchange for Corus Shares to cease to be admitted to trading on its market for listed securities after the Effective Date. After the Effective Date, it is also intended that application will be made to the UK Listing Authority for the listing of Corus Shares on the Official List to be cancelled and that the listing of Corus Shares on the Amsterdam Stock Exchange will be terminated. It is also expected that, following the Effective Date, the Corus ADS programme and the Deposit Agreement will be terminated, the Corus ADSs will be delisted from the New York Stock Exchange and the Corus ADSs and the underlying Corus Shares will be de registered with the United States Securities and Exchange Commission. CSN Acquisitions intends to re register Corus as a private company as soon as it is appropriate to do so under the provisions of the Companies Act.

The Scheme will contain a provision for Corus to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. Corus has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of Corus Shareholders unless Corus Shareholders were informed in advance.

CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer. In such event, it is proposed such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude Corus Shareholders resident in Canada. In addition, any Offer would be made on the terms set out in Part III of Appendix I.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Corus Shareholders and ADS Holders may participate in the Proposals. The Scheme Document will be posted no later than 28 days after the satisfaction of the Pre-Condition.

15    Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, Corus Shareholders (other than Restricted Overseas Persons, US Holders and ADS Holders and Convertible Bondholders in respect of their Convertible Bonds, who may not participate in the Loan Note Alternative) will be entitled to elect to receive Loan Notes to be issued by CSN Acquisitions on the following basis:

For every £1 of cash consideration              £1 nominal value of Loan Notes

This will be subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note form of election. US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative.

The Loan Notes will be issued credited as fully paid, in amounts and integral multiples of £1 and fractional entitlements to Loan Notes will be disregarded. The Loan Notes which will be governed by the English law will constitute direct, unsecured and subordinated obligations of CSN Acquisitions and will be guaranteed as to payment of principal and interest by Barclays Bank PLC. The Loan Notes will bear interest at a rate of 1 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half yearly instalments in arrear (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable, on not less than 14 days notice, in whole or in part for cash at par at the option of noteholders on any date falling on either 30 June or 31 December between the first date on which all of the relevant holding of Loan Notes has been in issue for more than six months and 31 December 2013.

CSN Acquisitions reserves the right not to issue Loan Notes on or before the date on which the Scheme becomes effective in accordance with its terms, if valid elections are received for an aggregate of less than £20 million in nominal value of Loan Notes. If such aggregate nominal value is less than £20 million, any such election shall, unless CSN Acquisitions decides otherwise, be void and the relevant Corus Shareholders will instead receive the cash consideration in accordance with the terms of the Acquisition. CSN Acquisitions may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for more than 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. CSN Acquisitions may purchase any Loan Notes which have been in issue for more than 6 months at a price by tender available to all holders of Loan Notes alike (provided that under the terms of such tender offer, no holders of Loan Notes will be required to sell their Loan Notes to CSN Acquisitions), or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of £500. If not previously redeemed, the final redemption date will be 31 December 2013. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date.

Up to a maximum amount of £400 million of Loan Notes in aggregate, nominal value will be available under the Loan Note Alternative. To the extent that Corus Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each Corus Shareholder who so validly elects will be scaled down pro rata to the number of Corus Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes will not be transferable, other than by a holder of Loan Notes to a spouse/civil partner, parent, child, certain other family members, or a family trust, or by the trustee of the Corus Group Employee Share Ownership Plan to the relevant beneficial owner of the Loan Notes. No application will be made for the Loan Notes to be listed on, or dealt on, any stock exchange or other trading facility.

Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

Unless CSN Acquisitions otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of the Netherlands, Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from, the Netherlands, Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction. The Dutch Listing Authority has not reviewed, approved or disapproved of this announcement, the Proposals or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this announcement.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the Loan Note Deadline.

Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

16    Implementation Agreement

CSN, CSN Acquisitions and Corus have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. Further information regarding the Implementation Agreement will be set out in the Scheme Document. In particular, the Implementation Agreement contains the principal provisions set out below.

Undertakings to implement the Scheme

Corus has undertaken, subject to the satisfaction of the Pre-Condition, to CSN and CSN Acquisitions to take certain steps to implement the Scheme, in accordance with an agreed indicative timetable, including the despatch of the Scheme Document, convening the Court Meeting and the EGM, and taking steps to seek the Court Orders at the Court hearings to make the Scheme effective.

Corus' obligations under the Implementation Agreement to take steps to implement the Scheme are conditional upon satisfaction of the Pre-Condition and subject to the fiduciary duties of the Corus Directors as follows. In summary:

•
the implementation obligations cease if, prior to the posting of the Scheme Document, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to give (or not withdraw or adversely modify) a recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code;

•
the implementation obligations (other than the obligation to hold the Court Meeting and the EGM and obligations related thereto) cease if, following the posting of the Scheme Document but prior to the holding of such meetings, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to withdraw, or adversely modify their recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code; and

•
the implementation obligations cease if, following the resolutions at the Court Meeting and the EGM being passed by the requisite majorities but before the Court has granted the Scheme Court Order, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to seek the Scheme Court Order at the Scheme Hearing (or any ancillary or preparatory step) would be a breach of their fiduciary duties or their obligations under the Code. In addition, Corus has certain rights to seek an adjournment of the Court Meeting and/or the EGM and to delay the despatch of the Scheme Document where a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to do so would be a breach of their fiduciary duties or their obligations under the Code. In addition, subject to the fiduciary duties of the Corus Directors, CSN Acquisitions has certain rights to require, acting reasonably, the Corus Directors to seek an adjournment of the Court Meeting and/or the EGM.

Inducement Fee

As a pre-condition to CSN Acquisitions agreeing to announce the proposed Acquisition, Corus has agreed in the Implementation Agreement to pay the Inducement Fee to CSN Acquisitions if:

(a)
after the announcement of the Scheme, the Acquisition is withdrawn or lapses (whether or not the Pre-Condition has been satisfied at the time of such withdrawal or lapse) without becoming unconditional in all respects ("Acquisition Failure"), save that Corus and CSN have agreed that any such withdrawal or lapse that would not have occurred but for there being any legal or regulatory issues concerning the Pre-Condition forming part of the proposed Acquisition structure shall not constitute Acquisition Failure; and

(b)
in addition any of the following occurs:

(i)
prior to the time of such Acquisition Failure, the Corus Directors (as constituted for this purpose in accordance with the Code) either (a) do not unanimously recommend the Acquisition to Corus Shareholders (other than where such failure to unanimously recommend is because the Acquisition has been withdrawn or lapsed by reason of a condition set out in Part II of Appendix I of this announcement being invoked); or (b) having made such a recommendation, withdraw or adversely modify it; or

(ii)
(in the case where the Pre-Condition has been satisfied and the Acquisition is being made by way of the Scheme) following the resolutions to be proposed at each of the Court Meeting and the EGM having been passed by the requisite majorities the Corus Directors do not, in breach of the Implementation Agreement or because their fiduciary duties require them not to do so, seek the Scheme Court Order at the Scheme Hearing; or

(iii)
prior to the time of Acquisition Failure, a public announcement of an Alternative Proposal is made and subsequently (whether before or after the Acquisition Failure) such Alternative Proposal is declared unconditional in all respects, becomes effective or otherwise completes.

In relation to the provisions described above, Corus will not be regarded as having withdrawn or adversely modified its recommendation where any adjournment of the Court Meeting and/or the EGM or any postponement of the despatch of the Scheme Document is made with the consent of CSN and CSN Acquisitions.

Nothing in the Implementation Agreement obliges Corus to pay any amount, calculated on the date on which the Inducement Fee becomes due for payment, which either (i) the Panel determines would not be permitted by Rule 21.2 of the Code or (ii) is in excess of that which is permitted to be paid, without the prior approval of Corus shareholders, pursuant to rule 10.2.7R of the Listing Rules of the UKLA (the "Permitted Inducement Fee Amount"). Further, Corus, CSN and CSN Acquisitions agree that if the aggregate amount of any inducement fee payable to CSN and any inducement fee paid to Tata exceeds the Permitted Inducement Fee Amount, then the Inducement Fee will be reduced to an amount equal to the Permitted Inducement Fee Amount less the amount of any inducement fee paid to Tata.

Non solicitation arrangements

Corus has undertaken in the Implementation Agreement not to solicit, encourage, initiate or otherwise seek to procure any Competing Proposal, nor to enter into or participate in any discussions or negotiations or correspondence relating to any Competing Proposal, save that Corus shall not be prohibited from responding to unsolicited enquiries from third parties (nor from providing due diligence information to them) to the extent that the Corus Directors consider that they would be in breach of their fiduciary duties not to do so. Corus is also free to provide any information duly requested by any regulatory authority.

Corus has also agreed to inform CSN Acquisitions promptly of any approach received from a third party relating to a Competing Proposal, including the material terms thereof. Corus has also agreed to inform CSN Acquisitions of any request for information by a third party received by it under Rule 20.2 of the Code.

Termination

The Implementation Agreement may be terminated in the following circumstances:

•
by agreement in writing between CSN, CSN Acquisitions, and Corus at any time;

•
if the Effective Date has not occurred (or if the Acquisition is being implemented by way of the Offer the Offer has not been declared wholly unconditional) by 31 December 2007 or such lesser period permitted or required by the Panel;

•
upon service of a written notice by CSN Acquisitions on Corus stating that: (i) either the Pre-Condition or any of the conditions to the Scheme or Offer which has not been waived is (or has become) incapable of satisfaction and (where capable of waiver) will not be waived, and (ii) the Panel has finally determined that the circumstances are of such material significance that it has permitted the Acquisition to be withdrawn;

•
one month following the date of the Court Meeting or Corus EGM (or such lesser period of time as may be permitted or required by the Panel), if the Scheme is not approved by the requisite majority of Corus Shareholders at the Court Meeting of Corus Shareholders or the EGM Resolution is not passed by the requisite majority at the Corus EGM and CSN Acquisitions has not exercised its right to implement the Acquisition by means of an Offer within such period;

•
one month following the date of the Scheme Reduction Hearing if the Court refuses to sanction the Scheme and CSN Acquisitions has not exercised its right to implement the Acquisition by means of an Offer within such period; or

•
if Corus pays the Inducement Fee to CSN Acquisitions; or

•
if no Inducement Fee is payable under the Implementation Agreement and no Offer is subsequently made by CSN within such period as the Panel may allow.

17    Disclosure of interests in Corus

Except as disclosed in this paragraph, as at the date of this announcement neither CSN or CSN Acquisitions, nor any of the directors of CSN or CSN Acquisitions, nor, so far as CSN and CSN Acquisitions are aware, any person acting in concert with CSN or CSN Acquisitions, (i) has any interest in or right to subscribe for any relevant Corus securities, nor (ii) has any short positions in respect of relevant Corus securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Corus securities (save for any borrowed shares which have been on lent or sold).

As at the date of this announcement, the CSN Holdings owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.

18    Overseas shareholders

The availability of the Proposals to Corus Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to US Holders, ADS Holders or Restricted Overseas Persons and consequently will not be eligible to receive Loan Notes.

Under the terms of the Proposals, CSN Acquisitions has reserved the right to make an Offer for Corus as an alternative to a Scheme. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

19    General

The Acquisition is subject to the Pre-Condition set out in Part I of Appendix I. If the Pre-Condition is satisfied or waived, the Scheme will be made on the terms and subject to the Scheme Conditions set out herein and in Part II of Appendix I, and to be set out in the Scheme Document. The Scheme Document will be posted to Corus Shareholders and ADS Holders and made available, for information only, to participants in the Corus Share Schemes as soon as practicable and in any event within 28 days of the date of that the Pre-Condition is satisfied or waived unless agreed otherwise with the Takeover Panel. In addition, the Information Document setting out further details of the Acquisition and containing certain information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

On 4 December 2006, the extraordinary general meeting and the court meeting of Corus to be held in conjunction with the Tata Scheme were adjourned to 20 December 2006. The Corus Board intends to advise shareholders as appropriate in due course and in any event in advance of those meetings on the action that shareholders should take at those meetings.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the London Stock Exchange, the UK Listing Authority and the Amsterdam Stock Exchange.

Neither CSN nor CSN Acquisitions nor, so far as CSN and CSN Acquisitions are aware, any person acting in concert with CSN or CSN Acquisitions, has any arrangement in relation to relevant Corus securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Corus securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Pre-Condition, the Scheme Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Enquiries:

CSN Otavio de Garcia Lazcano, Chief Financial Officer Jose Marcos Treiger, Director of Investor Relations	Tel: +55 11 3049 7511
Lazard (lead financial adviser to CSN and CSN Acquisitions) Antonio Weiss Nicholas Jones Paul Gismondi Richard Shaw	Tel: +44 (0) 20 7187 2000
Goldman Sachs International (financial adviser and joint broker to CSN and CSN Acquisitions) Yoel Zaoui Simon Dingemans Mark Sorrell	Tel: +44 (0) 20 7774 1000
UBS (joint broker to CSN and CSN Acquisitions) John Woolland	Tel: +44 (0) 20 7567 8000
The Maitland Consultancy (PR advisers to CSN) UK Angus Maitland Martin Leeburn Liz Morley Tom Siveyer	Tel: +44 (0) 20 7379 5151
Netherlands Kees Jongsma	Tel: +31 2 0647 8181
Corus Group plc David Lloyd, Chief Financial Officer Emma Tovey, Director, Investor Relations	Tel: +44 (0) 20 7717 4557 Tel: +44 (0) 20 7717 4514
Credit Suisse (lead financial adviser to Corus) James Leigh Pemberton Jeremy Fletcher Zachary Brech	Tel: +44 (0) 20 7888 8888

JPMorgan Cazenove (joint financial adviser and corporate broker to Corus) Edmund Byers Barry Weir Matthew Lawrence	Tel: +44 (0) 20 7588 2828
HSBC (Rule 3 adviser to Corus) Adrian Coates Charles Packshaw Raj Kohli Jan Sanders	Tel: +44 (0) 20 7991 8888
Brunswick (PR adviser to Corus) Kevin Byram Laura Cummings Ash Spiegelberg	Tel: +44 (0) 20 7404 5959

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The Proposals will be made solely through the Scheme Document and the relevant Dutch Bond Proposals Document, which will contain the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document or, in relation to the Dutch Bond Proposals, the relevant Dutch Bond Proposals Document.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Proposals or any matters referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Proposals or any matters referred to herein.

UBS, is acting as joint broker to CSN and is not acting for any other person in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN for providing the protections afforded to clients of UBS nor for providing advice in relation to any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals, and members of the Credit Suisse Group are providing acquisition finance and related services to Tata in relation to the Tata Proposals. No member of the Credit Suisse Group is acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to any other person other than Corus and Tata for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals and is not acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals and is not acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders and bondholders will be contained in the Scheme Document and the relevant Dutch Bond Proposals Document.

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

CSN will prepare the Information Document to be distributed to Corus Shareholders and Corus will prepare the Scheme Document. CSN, CSN Acquisitions and Corus urge Corus Shareholders to read the Information Document and the Scheme Document when they become available because they will contain important information relating to the Proposals.

CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by CSN Acquisitions and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules.

Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Brazil that may not be comparable to the financial statements of US companies. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, the Offer will be made in compliance with the applicable US laws and regulations, including filing Offer documents with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus Shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus Shareholders would be able to obtain any such offer to purchase and related materials free at the SEC's website at www.sec.gov or from CSN.

This announcement includes forward looking statements under United States securities laws, including statements about the expected timing of the Acquisition, the expected effects on Corus of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and steelmaking capacity and all other statements in this announcement other than statements of historical fact. Forward looking statements include, without limitation, statements that typically contain words such as "will", "may", "should", "continue", "aims", "believes", "expects", "estimates", "intends", "anticipates", projects", "plans" or similar expressions. By their nature, forward looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Acquisition, future market conditions, the behavior of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and CSN businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviors of other market participants. The forward looking statements contained in this announcement are made as of the date hereof and Corus, CSN and CSN Acquisitions assume no obligation and do not intend publicly to update or revise these forward looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of Corus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by CSN, CSN Acquisitions, Tata Steel Limited, Tata or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

CSN Acquisitions has reserved the right to purchase Corus Shares outside the United States, otherwise than pursuant to the transactions described herein, in compliance with applicable English law and the Takeover Code, the rules and regulations of the UKLA and the laws of the United States.

APPENDIX I

PRE-CONDITION AND CONDITIONS OF THE PROPOSALS AND
CERTAIN FURTHER TERMS

Part I—Pre-Condition of the Acquisition

 The Acquisition if implemented by way of the Scheme is subject to the pre-condition set out in this Part I and to the conditions set out in Part II below.

 Without prejudice to its reserved rights to implement the Acquisition by way of takeover offer, the obligation on CSN to make its offer by way of the Scheme shall be conditional upon the occurrence of any of the following on or before 20 July 2007, or such later date, if any, as CSN and Corus may agree (with the consent of the Panel):

(a)
the Tata EGM Resolution being put to a vote of Corus Shareholders at the Tata EGM and such resolution not being duly passed at that meeting; or

(b)
the Tata Scheme being put to a vote of Corus Shareholders at the Tata Court Meeting and it not being duly approved at that meeting; or

(c)
the Court refusing to sanction the Tata Scheme or to confirm the reduction of capital to be effected as part thereof at the Tata Scheme Hearing or the Tata Reduction Hearing; or

(d)
Corus publicly announcing that it has no intention to implement the Tata Scheme; or

(e)
the Tata Scheme failing to become effective or becoming incapable of becoming effective on or before 20 July 2007, or such later date, if any, as CSN and Corus may agree (with the consent of the Panel).

 CSN reserves the right to waive this Pre-Condition, in whole or in part, with the prior consent of Corus and the Panel. CSN also reserves the right, with Panel consent, to implement the Acquisition by way of a takeover offer. In the event that CSN exercises such latter right, any such offer will be implemented on the terms set out in Part III of this Appendix I.

Part II—Terms and conditions of the Scheme

 The Scheme will comply with the applicable rules and regulations of the London Stock Exchange, the Amsterdam Stock Exchange, the UK Listing Authority, the Takeover Code and the Takeover Panel, will be governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out below and to be set out in the Scheme Document.

 All dates and times mentioned refer to London time.

 The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 31 December 2007 (or such lesser period as may be required by the Panel or such later date as CSN Acquisitions and Corus may, with the consent of the Panel, agree and the Court may allow). The Scheme will be conditional upon:

1.1
approval of the Scheme by a majority in number, of the Corus Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Court Meeting or at any adjournment of that meeting, representing not less than three quarters in value of the Scheme Shares held by such Scheme Shareholders;

1.2
the special resolution required, amongst other things to implement the Scheme, the cancellation of the Corus Deferred Shares and the Reduction of Capital being duly passed by the requisite majority at the Extraordinary General Meeting or at any adjournment of that meeting;

1.3
the sanction of the Scheme and the confirmation of the cancellation of the Corus Deferred Shares and the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Corus and CSN Acquisitions); and

1.4
an office copy of the Scheme Court Order and the Reduction Court Order (and the minute of the Reduction of Capital) being delivered for registration to the Registrar of Companies and being registered by the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

 In addition, Corus and CSN Acquisitions have agreed that the Acquisition will be conditional upon the matters set out in paragraphs 2 to 9 below and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived.

2
the European Commission indicating in terms satisfactory to CSN Acquisitions that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (the "Merger Regulation"), or make a referral to a competent authority in the United Kingdom or any other Member State of the European Union under Article 9(1) of the Merger Regulation in respect of the proposed acquisition of Corus by CSN Acquisitions or any matter arising therefrom;

3
all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition;

4
no central bank, government or governmental, quasi governmental, supranational, statutory, administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction (including merger control authorities in any jurisdiction) (each a "Relevant Authority") having decided or given notice of a decision to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order or taken any other steps and there continuing to not be outstanding any statute, regulation, order or decision which would or might reasonably be expected, in each case to an extent which is material to the wider Corus Group taken as a whole to:

4.1
make the Acquisition, its implementation or the acquisition or proposed acquisition of any of the Corus Shares by CSN Acquisitions void, unenforceable or illegal, or otherwise restrict, restrain, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Scheme or the acquisition of any of the Corus Shares by CSN Acquisitions;

4.2
result in a delay in the ability of CSN Acquisitions, or render it unable, to acquire some or all of the Corus Shares or require a divestiture by CSN Acquisitions or CSN or any member of the Wider CSN Group of any Corus Shares;

4.3
require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by CSN Acquisitions or CSN or any member of the Wider CSN Group or by any member of the Wider Corus Group, in any such case of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them;

4.4
impose any limitation on, or result in a delay in, the ability of CSN Acquisitions, CSN or any member of the Wider CSN Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in, or to exercise management control over, Corus or the ability of any member of the Wider Corus Group, CSN Acquisitions or CSN to hold or exercise effectively any rights of ownership of shares, loans or other securities in, or to exercise management control over any member of the Wider Corus Group;

4.5
except pursuant to Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, or should such Part be in force at the relevant time, Part 28 of the Companies Act, require any member of the Wider CSN Group or of the Wider Corus Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Corus Group or the Wider CSN Group owned by any third party;

4.6
impose any limitation on the ability of any member of the Wider Corus Group to co ordinate its business, or any part of it, with the businesses of any other members;

  4.7
  result in any member of the Wider Corus Group ceasing to be able to carry on business under any name which it presently does so;

  4.8
  otherwise adversely affect the business, assets, liabilities or profits of any member of the Wider Corus Group, and all applicable waiting and other time periods during which any such Relevant Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

5
save as otherwise agreed in the Implementation Agreement, all necessary notifications and filings having been made in all necessary jurisdictions in connection with the Acquisition, in accordance with applicable laws and contractual arrangements, and all statutory and regulatory obligations in connection with the Acquisition in any jurisdiction having been complied with and all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals ("Authorisations") deemed reasonably necessary or appropriate by CSN Acquisitions in any jurisdiction for, or in respect of, the Acquisition or the proposed acquisition of the Corus Shares by CSN Acquisitions or any member of the CSN Group having been obtained in terms reasonably satisfactory to CSN Acquisitions from all appropriate Relevant Authorities, or from any persons or bodies with whom any member of the Wider Corus Group has entered into contractual arrangements, all or any applicable waiting and other time periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction, having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all material Authorisations deemed reasonably necessary or appropriate by CSN Acquisitions to carry on the business of any member of the Wider Corus Group) remaining in full force and effect and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

6
since 31 December 2005 and save as disclosed in the Annual Report or as fairly disclosed to any member of the CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Corus Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject, which as a consequence of the Acquisition, or the proposed acquisition by CSN Acquisitions or any member of the Wider CSN Group of any shares or other securities (or the equivalent) in Corus or because of a change in the control or management of any member of the Wider Corus Group or otherwise, would or might result, in any case to an extent which is material in the context of the Wider Corus Group taken as a whole, in:

6.1
any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider Corus Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

6.2
the creation or enforcement of any mortgage, charge or other security interest, over the whole or any substantial part of the business, property or assets of any member of the Wider Corus Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

6.3
any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any obligation or liability arising or any action of an adverse nature being taken thereunder;

6.4
any assets or interests of any member of the Wider Corus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

6.5
any member of the Wider Corus Group ceasing to be able to carry on business under any name under which it presently does so;

6.6
the value or financial or trading position or profits of Corus or any member of the Wider Corus Group being prejudiced or adversely affected; or

  6.7
  the creation of any liability (actual or contingent) by any member of the Wider Corus Group, and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Corus Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs 6.1 to 6.7 of this condition 6.

7
save as disclosed in the Annual Report, or as publicly announced through a Regulatory Information Service prior to the date of this announcement or as fairly disclosed to any member of the CSN Group, no member of the Wider Corus Group having since 3l December 2005 in each case to an extent which is material in the context of the Corus Group taken as a whole:

7.1
issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between Corus and wholly owned subsidiaries of Corus and save for options and awards granted, or awarded in the regular operation of the Corus Share Schemes);

7.2
sold or transferred or agreed to sell or transfer any Treasury Shares;

7.3
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of Corus to Corus or to any of its wholly owned subsidiaries;

7.4
other than pursuant to the Proposals, implemented, effected, or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings other than in the ordinary course of trading;

7.5
(save for transactions between Corus and its wholly owned subsidiaries and transactions carried out in the ordinary course of business) acquired or disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset;

7.6
entered into or varied to a material extent or authorised, or proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude which is or could be, in any such case, materially restrictive on the business of any member of the Wider Corus Group;

7.7
entered into, or varied to a material extent, or terminated (other than by reason of serious breach of any service agreement or arrangement), or authorised the entry into, any service agreement or arrangement with any director or executive committee member, save for salary increases, bonuses or variations of terms in the ordinary course of business;

7.8
save in connection with the Proposals and the Dutch Bond Proposals, purchased, redeemed or repaid or authorised the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted between Corus and any wholly owned subsidiaries of Corus;

7.9
waived, compromised or settled any claim otherwise than in the ordinary course of business;

7.10
terminated or varied the terms of any agreement or arrangement between any member of the Corus Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Corus Group taken as a whole;

7.11
(save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

7.12
save as disclosed to any member of the CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, made or agreed or consented to any material change to the terms of the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees;

  7.13
  been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

  7.14
  (other than in respect of a member which is dormant and was solvent at the relevant time) taken or authorised any corporate action or had any action or proceedings or other steps instituted or threatened against it for its winding up (voluntary or otherwise), dissolution or reorganisation or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

  7.15
  entered into any agreement, arrangement or commitment to effect any of the transactions, matters or events referred to in this condition 7;

8
since 31 December 2005, save as disclosed in the Annual Report or except as publicly announced by Corus (by the delivery of an announcement to a Regulatory Information Service), in each case prior to the date of this announcement, there having been:

8.1
no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Corus Group which is material in the context of the Wider Corus Group taken as a whole;

8.2
no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced, threatened or instituted by or against or remaining outstanding against or in respect of any member of the Wider Corus Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider Corus Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider Corus Group and which in any such case could have a material adverse effect on the Wider Corus Group taken as a whole; and

8.3
no contingent or other liability having arisen, been incurred by any member of the Wider Corus Group which might reasonably be expected to materially adversely affect any member of the Wider Corus Group and which in any such case is material in the context of the Wider Corus Group taken as a whole;

9
save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to the date of this announcement or as otherwise disclosed in the Annual Report or to any member of the Wider CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement, CSN Acquisitions not having discovered:

9.1
that the financial, business or other information concerning the Wider Corus Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Corus Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading and which is, in any case, material in the context of the Wider Corus Group;

9.2
that any member of the Wider Corus Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise, which is material in the context of the Wider Corus Group taken as a whole;

9.3
that any past or present member of the Wider Corus Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non compliance by any person with any such legislation or regulation, and wherever the same may have taken place), any of which non compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Corus Group and which is material, in any such case, in the context of the Wider Corus Group taken as a whole;

  9.4
  there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Corus Group or its statutory predecessors under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case to an extent which is material in the context of the Wider Corus Group taken as a whole;

  9.5
  circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the Wider Corus Group which claim or claims would be likely to affect adversely any member of the Wider Corus Group; or

 Subject to the requirements of the Panel, CSN Acquisitions reserves the right to waive, in whole or in part, all or any of the above conditions set out in paragraphs 2 to 9 (inclusive).

Part III—Certain further terms and conditions of the Proposals

 The terms and conditions of the Dutch Bond Proposals will be set out in the respective Dutch Bond Proposals Documents.

 If CSN is required by the Panel to make an offer for the Corus Shares under the provisions of Rule 9 of the Takeover Code, CSN may make such alterations to any of the above conditions, including condition 1 above, and to the terms of the Proposals, as are necessary to comply with the provisions of that Rule.

 The Proposals will lapse unless all the above conditions have (other than the conditions set out in paragraphs 1.3 and 1.4 of Part II above) been fulfilled or, where permitted, waived or, where appropriate, have been determined by CSN Acquisitions to be or remain satisfied, by 11.59 p.m. on the date immediately preceding the date of the Scheme Hearing. CSN Acquisitions shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2 to 9 (inclusive) by a date earlier than the latest date specified for the fulfilment of that condition notwithstanding that the other conditions of the Proposals may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may not be capable of fulfilment.

 The Loan Note Elected Shares will be acquired by CSN Acquisitions fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

 CSN and CSN Acquisitions reserve the right to elect to implement the Acquisition by way of a takeover offer. Any such Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation), the following:

1
at CSN Acquisitions' election, an exclusion of Corus Shareholders resident in Canada;

2
an acceptance condition of:

2.1
90 per cent. (or such lower percentage as CSN may, subject to the Code, decide or the Panel may require) if CSN makes an Offer because it is unable to effect the Scheme as a result of there being any legal or regulatory issues concerning the Pre-Condition forming part of the proposed Acquisition structure (save that withdrawal or lapse resulting from Corus Shareholders voting down the Scheme shall not be such an issue); or

  2.2
  90 per cent. (or such lower percentage as CSN may, subject to the Code, decide or the Panel may require) if CSN elects to switch to an Offer and pursuant to that Offer:

  2.2.1
  the offer price per Corus Share pursuant to the Offer exceeds the offer price per Corus Share offered by CSN pursuant to the Scheme by 10 pence or more; and

  2.2.2
  the offer price per Corus Share under the Offer is, at the time of the announcement by CSN of the firm intention to make the Offer (for the purposes of Rule 2.5 of the Code), higher than the offer price per Corus Share of any other then current offer for the entire issued and to be issued share capital of Corus that has been announced (for the purposes of Rule 2.5 of the Code) or made at the time of the said announcement of a firm intention to make the Offer; or

  2.3
  75% (or such higher percentage as CSN may agree with Corus (subject always to the requirements of the Code and the Panel)); if CSN elects to switch to an Offer and the events described in paragraphs 2.1 and 2.2 above do not apply; and

3
on terms that the Offer shall remain open for acceptance for a period of at least 14 days after the date on which the indication from the European Commission satisfying condition 2.1 above is received.

 If made, the Offer will be made in accordance with all applicable laws and regulations.

 The Proposals will lapse and the Scheme will not proceed if, after the date of this announcement and before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Acquisition.

 For the purposes of this Appendix:

 "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given thereto by the Companies Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act;

 "Wider CSN Group" means CSN or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the CSN Group or any partnership, joint venture, firm or company in which any member of the CSN Group may be interested; and

 "Wider Corus Group" means Corus or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Corus Group or any partnership, joint venture, firm or company in which any member of the Corus Group may be interested.

APPENDIX II

BASES AND SOURCES

•
The value of Corus as implied by the Price is based upon the fully diluted number of Corus Shares being 946,404,976, including 898,743,330 Corus Shares in issue on 1 December 2006 (including those represented by ADSs, but excluding those held in treasury), adjusted for the dilutive effect of in the money options and LEAP shares.

•
The premiums implied by the Price have been calculated based on closing Corus Share prices supplied by Datastream.

•
Unless otherwise stated the financial information relating to CSN and Corus has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

•
The Brazil Real—US Dollar exchange rate of 2.184 is based on the average exchange rate over the nine month period ended 30 September 2006.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

"Acquisition"	the acquisition of the entire issued and to be issued share capital of Corus (including such share capital held in the form of ADSs) and for the avoidance of doubt includes an acquisition of the Corus Shares implemented by way of the Scheme, or by way of an Offer
"Act" or "Companies Act"	the Companies Act 1985, as amended
"ADS" or "Corus ADS"	an American depositary share, evidenced by an American depositary receipt representing two Corus Shares, issued by the ADS Depositary in accordance with the Deposit Agreement
"ADS Depository"	The Bank of New York, as depositary under the Deposit Agreement
"ADS Holder"	a holder of Corus ADSs
"Alternative Proposal"
any proposal put forward by any third party (including, for the avoidance of doubt, any modification of the Tata Proposals or any alternative proposal put forward by Tata, any member of the Tata Group or any person acting in concert with any of them) which is not acting in concert with CSN in respect of or for: (i) a takeover offer (whether or not subject to pre conditions) or possible offer for the issued ordinary share capital of Corus or the sale, or possible sale (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; or (iii) any proposal which would, if implemented result in a change of control (as such term is defined for the purposes of the Code) of Corus
"Amsterdam Stock Exchange"	Euronext Amsterdam N.V. or Eurolist by Euronext
"Annual Report"	the annual report and accounts of Corus for the year ended 31 December 2005
"Australia"	the commonwealth of Australia, its territories and possessions and all areas subject to the jurisdiction and all political sub divisions thereof
"Authorisations"	all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals
"business day"	any day other than a Saturday, Sunday and public holiday on which banks are generally open for business in London other than solely for trading and settlement of Euro
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub divisions thereof
"Cancellation Shareholders"	holders of Cancellation Shares
"Cancellation Shares"	Scheme Shares other than Loan Note Elected Shares
"Company" or "Corus"	Corus Group plc, a company incorporated in England and Wales under the Companies Act with registration number 3811373

"Competing Proposal"
any proposal put forward by any third party which is not acting in concert with CSN (excluding proposals made by Tata), in respect of, or for: (i) a takeover offer (whether or not subject to pre conditions) or possible offer for, the issued ordinary share capital of Corus or the sale, or possible sale (in one transaction or a series of transactions), of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; (iii) any proposal which would, if implemented result in a change of control of Corus; (iv) any other transactions having a similar effect, the consummation of which could be reasonably expected to prevent, or impede, interfere with or delay the Acquisition, in each case howsoever it is proposed that such offer or proposal be implemented; (v) or the acquisition of the voting rights in respect of 10 per cent. of the Corus Shares then in issue; or (vi) any material transaction (whether of a revenue or capital nature) outside the ordinary course of business
"Convertible Bonds"	(i) the Euro Bonds; and (ii) the Dutch Bonds
"Convertible Bondholders"	holders of Convertible Bonds
"Corus Articles"	the articles of association of Corus
"Corus Board"	the board of directors of Corus
"Corus Deferred Shareholder"	a holder of Corus Deferred Shares
"Corus Deferred Shares"	the deferred shares of 40 pence each in the capital of Corus
"Corus Directors"	the directors of Corus from time to time
"Corus Group"	Corus, its subsidiaries and subsidiary undertakings from time to time and "member of the Corus Group" shall be construed accordingly
"Corus Shareholders" or "Shareholders"	holders of Corus Shares
"Corus Share Schemes"
the Corus U.K. Executive Share Option Scheme, the Corus Overseas Executive Share Option Scheme, the Corus Executive Share Option Scheme, the Corus Sharesave Scheme, the Corus International Sharesave Scheme, the Corus Group Employee Share Ownership Plan, and the Corus Group plc Leveraged Equity Acquisition Plan
"Corus Shares"	ordinary shares of 50 pence each in the capital of Corus
"Court"	the High Court of Justice in England and Wales
"Court Meeting"
the meeting of the Scheme Shareholders that, subject to the Pre-Condition being satisfied or waived, is proposed to be convened by order of the Court pursuant to section 425 of the Act, notice of which will be set out in the Scheme Document for the purposes of considering and if thought fit, approving the Scheme, including any adjournment thereof
"Court Orders"	the Reduction Court Order and the Scheme Court Order
"Credit Suisse"	Credit Suisse Securities (Europe) Limited

"Credit Suisse Group"	Credit Suisse and any subsidiary, subsidiary undertaking, or branch of Credit Suisse, its ultimate holding company and any subsidiary, subsidiary undertaking or branch of such holding company
"CREST"
the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations) in accordance with which listed securities may be held and transferred in uncertificated form
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time
"CSN"	Companhia Siderúrgica Nacional, a company registered in Brazil
"CSN Acquisitions"	CSN Acquisitions Limited, a company incorporated in England and Wales under the Companies Act with registered number 6009596
"CSN Group"	CSN, its subsidiaries and its subsidiary undertakings from time to time and "member of the CSN Group" shall be construed accordingly
"CSN Holdings"	CSN Holdings (UK) Limited, a company incorporated in England and Wales under the Companies Act with registered number 5992349
"Deposit Agreement"
the Amended and Restated Deposit Agreement among British Steel PLC, Corus Group plc, the ADS Depositary and ADS Holders, dated as of 23 November 1988, as amended and restated as of 28 April 1995, as further amended and restated 26 July 1995 and 6 October 1999
"Dutch Bond Proposals"	any proposals made to in due course to Dutch Bondholders
"Dutch Bond Proposals Document"	any document which sets out the terms and conditions of the Dutch Bond Proposals
"Dutch Bonds"	the NLG 345,000,000 4.625 per cent. convertible subordinated bonds due 2007 issued by Corus Nederland B. V.
"Dutch Listing Authority"	Autoriteit Financiele Markten
"Effective Date"
the date on which (i) the Scheme becomes effective by registration of the Court Orders by the Registrar of Companies and issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the reduction of share capital associated with the Scheme; or (ii) if CSN Acquisitions elects to implement the Acquisition by way of the Offer, such Offer becoming or being declared unconditional in all respects
"EGM Resolution"
the special resolution to approve, amongst other things, the cancellation of the entire issued share capital of Corus (save to the extent that, prior to the date of the EGM, Corus shareholders (other than Restricted Overseas Persons, US Holders and ADS Holders) have validly elected for the Loan Note Alternative in relation to such shares or CSN has elected to designate all of the shares which are the subject of the Scheme Transfer Shares), the alteration of Corus' articles of association and such other matters as may be necessary to implement the Scheme and the de listing of Corus Shares
"Euro Bonds"	the €307,000,000 3.0 per cent. guaranteed convertible unsubordinated bonds due 2007 issued by Corus and guaranteed by Corus UK Limited

"Euroclear Nederland"	the Dutch depositary and settlement institute (Nederlands Centraal Instituut voor Giraal Effectenverker B.V.), defined as the central institute (central instituut) under the Dutch Securities Giro Act
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"Extraordinary General Meeting" or "EGM"
the extraordinary general meeting of Corus that, subject to the Pre-Condition being satisfied or waived, is proposed to be convened in connection with the Scheme and the Reduction of Capital, notice of which will be set out in the Scheme Document, including any adjournment thereof
"First Payment Date"	30 June 2007
"HSBC"	HSBC Bank plc
"Implementation Agreement"
the agreement between CSN, CSN Acquisitions and Corus dated 11 December 2006 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 16 of this announcement
"Inducement Fee"
1 per cent. of the value of the Acquisition calculated by reference to the price per Corus Share and the fully diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable)
"Information Document"
the document setting out details of the Acquisition and containing certain information relating to the CSN Group that will be sent to Corus Shareholders as soon as possible after the publication of this announcement
"Japan"	Japan, its cities and prefectures, territories and possessions
"JPMorgan Cazenove"	JPMorgan Cazenove Limited
"Lazard"	Lazard & Co., Limited
"Listing Rules"	the Listing Rules of the UK Listing Authority
"Loan Note Alternative"
the alternative available under the Scheme whereby Corus Shareholders (other than Restricted Overseas Persons, US Holders and ADS Holders) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme
"Loan Note Deadline"	3.00 p.m. on the business day immediately prior to the Scheme Hearing
"Loan Note Elected Shares"	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms
"Loan Notes"	the loan notes to be issued by CSN Acquisitions pursuant to the Loan Note Alternative and to be guaranteed by Barclays Bank PLC
"London Stock Exchange"	London Stock Exchange plc
"mtpa"	million tonnes per annum
"Offer"
should CSN Acquisitions elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of CSN Acquisitions for all of the Corus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

"Panel" or "Takeover Panel"	the UK Panel on Takeovers and Mergers
"Pre-Condition"	the pre-condition set out in Part I of Appendix I to this announcement
"Price"	the amount of 515 pence for each Corus Share
"Proposals"
the proposed acquisition of the Corus Shares by CSN Acquisitions to be effected, subject to the satisfaction or waiver of the Pre-Condition by means of the Scheme (or, should CSN Acquisitions so elect, by means of an Offer), and the Dutch Bond Proposals
"Reduction Court Order"	the order of the Court confirming the reduction of share capital of Corus under section 137 of the Companies Act provided for by the Scheme
"Reduction Hearing"
the hearing by the Court of the petition to confirm the reduction of share capital of Corus under section 137 of the Companies Act provided for by this Scheme, at which the Reduction Court Order is expected to be granted
"Reduction of Capital"	the reduction of the share capital of Corus by the cancellation of the Cancellation Shares, to be effected as part of the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Regulatory Information Service"	any of the services set out in Appendix 3 to the Listing Rules from time to time
"Relevant Authority"
a central bank, government or governmental, quasi-governmental, supranational, statutory, administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction
"Relevant Event"	an event or change of circumstance occurring that is not the result of a breach by Corus of its obligations under the Implementation Agreement
"Restricted Overseas Persons"
a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom CSN Acquisitions believes to be in, or resident in, Australia, Canada, Japan or the Netherlands and any custodian, nominee or trustee holding Corus Shares for persons in or resident in Netherlands and who elects to receive the Loan Note Alternative in respect of their Corus Shares and persons in any other jurisdiction (other than persons in the UK) whom CSN Acquisitions is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which CSN Acquisitions regards as unduly onerous
"Scheme" or "Scheme of Arrangement"
of the scheme of arrangement proposed to be made subject to the satisfaction or waiver of the Pre-Condition under section 425 of the Act between Corus and Corus Shareholders, incorporating the Reduction of Capital, to be set out in full in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court

"Scheme Conditions"	the conditions of the Scheme as set out in Part II of Appendix I to this announcement and to be set out in full in the Scheme Document
"Scheme Court Order"	the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act
"Scheme Document"
the circular in respect of the Scheme to be despatched to Corus Shareholders and others, setting out amongst other things, the full terms and conditions to implementation of the Scheme as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the EGM
"Scheme Hearing"	the hearing by the Court of the petition to sanction Scheme, at which the Scheme Court Order is expected to be granted
"Scheme Record Date"	6.00 p.m. (London time) on the day immediately before the date of the Reduction Hearing
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all Corus Shares which are:
(a) in issue at the date of the Scheme Document;
(b) (if any) issued after the date of the Scheme Document and before the Voting Record Time; or

(c) (if any) issued on or after the Voting Record Time and prior to 6.00 p.m. on the Scheme Record Date, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Corus Shares held by CSN Acquisitions, CSN Holdings or any other member of the CSN Group
"Securities Act"	the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder
"Takeover Code" or "Code"	the Code on Takeovers and Mergers
"Tata"	Tata Steel UK Limited, a company incorporated in England and Wales with registered number 05887351
"Tata Court Meeting"	the meaning given to the term "Court Meeting" in the Tata Scheme Document
"Tata EGM"	the meaning given to the term "EGM" in the Tata Scheme Document
"Tata EGM Resolution"	the special resolution to approve certain matters relating to the Tata Scheme as set out in the Tata Scheme Document
"Tata Proposals"
the proposal made by Tata to acquire the entire issued and to be issued share capital of Corus, further details of which were set out in the circular sent to Corus Shareholders dated 10 November 2006 as revised in its announcement on 10 December 2006
"Tata Reduction Hearing"	the meaning given to "Reduction Hearing" in the Tata Scheme Document
"Tata Scheme"
the scheme of arrangement under section 425 of the Act between Corus and holders of Scheme Shares (as defined in the Tata Scheme Document) to effect the proposed acquisition by Tata of Corus as set out in Part Four of the Tata Scheme Document (and/or any subsequent circular to Corus Shareholders), with or subject to any modification, addition or condition which is either agreed by Corus and Tata and approved by the Court or is imposed by the Court

"Tata Scheme Document"	the circular in respect of the Tata Scheme dated 10 November 2006 and despatched to Corus Shareholders
"Tata Scheme Hearing"	has the meaning given to the term Scheme Hearing in the Tata Scheme Document
"Tata Steel Limited"	Tata Steel Limited a company registered in India with registered number 11-260
"Transfer Shares"
if CSN Acquisitions exercises its right under the Implementation Agreement, those Corus Shares which are designated as "Transfer Shares" for the purposes of the Scheme and which will not be cancelled but will be transferred to CSN Acquisitions pursuant to the Scheme
"Treasury Shares"	shares held as treasury shares as defined in Section 162A(3) of the Companies Act
"UBS"	UBS Limited
"UK Listing Authority" or "UKLA"	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"
a share or other security which is recorded on the register of shareholders of Corus as being held in uncertificated form (that is, in CREST) and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Holder"
holders of Corus Shares in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Corus Shares for persons in the United States or with a registered address in the United States
"VAT"	value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time
"Voting Record Time"
the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting
"£", "GBP, "sterling" and "pence"	the lawful currency of the UK
"$", "US$", "USD" and "US dollars"	United States dollars, the lawful currency of the United States

PART THREE

FINANCIAL INFORMATION ON THE CSN GROUP

CSN's audited consolidated financial statements for the two years ended 31 December 2005

The financial information set out below has been extracted from CSN's audited consolidated financial statements for the two financial years ended 31 December 2005 without material adjustment. This information does not constitute statutory accounts within the meaning of section 240 of the Act.

Consolidated Statement of Income

	2005	2004
	US$m	US$m
Net Operating Revenues	3,805	3,084
Income before income taxes and minority interests	1,282	999
Net Income	902	759

Consolidated Balance Sheet

	2005	2004
	US$m	US$m
Current Assets	3,330	2,907
Property, plant and equipment, net	2,547	2,143
Investments and other assets	1,280	1,107

Total Assets	7,157	6,157

Current Liabilities	1,398	1,216
Long-Term Liabilities	4,750	3,615

Total Liabilities	6,148	4,831

Shareholders' Equity	1,009	1,326

PART FOUR

SUMMARY OF THE TERMS OF THE LOAN NOTES

 The Loan Notes will be created in accordance with a resolution of the Board of CSN Acquisitions and will be constituted by the Loan Note Instrument. The issue of the Loan Notes will be conditional upon the Scheme becoming effective in accordance with its terms. Unless CSN Acquisitions determines otherwise, no Loan Notes will be issued by CSN Acquisitions unless, on or before the date on which the Scheme becomes effective in accordance with its terms, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections by Scheme Shareholders for the Loan Note Alternative is £20 million or more. If such aggregate nominal value is less than £20 million, any such election shall, unless CSN Acquisitions decides otherwise, be void and the relevant Scheme Shareholders will receive the consideration to which they would otherwise be entitled under the Scheme. The maximum nominal value of Loan Notes available under the Loan Note Alternative in connection with the Acquisition is £400 million. The Loan Note Instrument will contain provisions, among others, to the effect set out below.

1          Form and status

1.1
The Loan Notes will be issued by CSN Acquisitions, credited as fully paid, in amounts and integral multiples of £1, with the benefit of a guarantee as to payment of principal and interest from Barclays Bank PLC (the "Guarantor") in favour of the holders of the Loan Notes (the "Noteholders"). The balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of CSN Acquisitions. The Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by CSN Acquisitions.

1.2
The Loan Note Alternative is not available to US Holders, ADS Holders or Restricted Overseas Persons, who may not participate in the Loan Note Alternative.

2          Interest

2.1
The Loan Notes will bear interest (calculated on the basis of a 365 day year) at the rate of 1 per cent. below six-month sterling LIBOR to be determined on the first Business Day of each interest period.

2.2
Interest will accrue from day to day and will be payable on the principal amount (subject to the deduction of any withholding tax required by English law) at the rate specified above in twice yearly instalments in arrear on 30 June and 31 December in each year or, if such date is not a business day, on the next following business day ("Interest Payment Dates").

2.3
The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date.

3          Redemption, purchase, repayment and cancellation

3.1
CSN Acquisitions may, by giving the remaining Noteholders not less than thirty days' prior notice in writing, redeem at par with accrued interest all (but not some only) of the Loan Notes if the aggregate value of the outstanding Loan Notes falls below £2 million at any time during their term so long as all of the Loan Notes so redeemed have been in issue for more than six months.

3.2
CSN Acquisitions or any subsidiary may from time to time by agreement with the relevant Noteholder purchase any Loan Notes or additional notes then in issue for more than six months at any price by tender available to all holders alike or by private treaty in each case at any price. Any Loan Notes or additional notes so purchased or redeemed shall be cancelled and not be available for re-issue.

3.3
A Noteholder may, by giving not less than fourteen days notice to CSN Acquisitions, require CSN Acquisitions to repay at par the whole or part of any of its holding of Loan Notes on either 30 June or 31 December in any year once the relevant holding of Loan Notes has been in issue for more than six months (or if such day is not a Business Day, on the next following Business Day). Where a Noteholder requires repayment of any part (but not all) of his holding of Loan Notes, such Loan Notes may only be redeemed in multiples of £500.

3.4
Save to the extent previously redeemed or purchased, the final redemption date will be 31 December 2013 (the "Maturity Date"). Any Loan Notes outstanding on the Maturity Date will be redeemed at par together with accrued interest (subject to any requirement of law to deduct or withhold tax therefrom) up to (but excluding) such date.

3.5
Any Loan Note redeemed, repaid or purchased in accordance with the provisions of the Loan Note Instrument will be cancelled and will not be available for re-issue.

4          Maximum amount and scaling back

4.1
Up to a maximum amount of £400 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that Scheme Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceeds such amount, the entitlement of each Scheme Shareholder who so validly elects will be scaled down pro rata to the number of Scheme Shares in respect of which he has elected for the Loan Note Alternative.

5          Repayment on default; acceleration

5.1
A Noteholder may require by written notice to CSN Acquisitions that all of the principal amount of any Loan Notes held by him or any part thereof (and so far as not previously redeemed) be redeemed at par together with accrued interest (subject to any requirement of law to deduct or withhold tax therefrom) upon the occurrence of each of the following events:

5.1.1
any principal amount of or any interest on any Loan Note held by that Noteholder failing to be paid in full within 10 days after the due date for payment thereof; or

5.1.2
an order being made or an effective resolution being passed for the winding up or dissolution of CSN Acquisitions (other than for the purposes of a solvent reconstruction or an amalgamation previously approved by Extraordinary Resolution); or

5.1.3
the beneficiary of an encumbrance taking possession or a trustee, receiver, administrator or similar officer being appointed or an administration order being made in respect of CSN Acquisitions or in respect of any part of the undertaking of CSN Acquisitions and not being discharged within 10 days; or

5.1.4
the making of an arrangement or composition by CSN Acquisitions with its creditors generally or the making of an application to a court of competent jurisdiction for the protection of its creditors generally; or

5.1.5
any proceedings being commenced in relation to CSN Acquisitions under any law, regulation or procedure relating to bankruptcy, insolvency or readjustment of debts which would have a material adverse effect on CSN Acquisitions' ability to perform its obligations under the Loan Note Instrument as and when they fall due.

6          Substitution of principal debtor

6.1
The Loan Notes will contain provisions entitling CSN Acquisitions, subject to the consent of the Guarantor but without the consent of the Noteholders, to substitute in place of CSN Acquisitions as the principal debtor under the Loan Note Instrument any other member or members of CSN Acquisitions' group.

6.2
CSN Acquisitions shall not be entitled to exercise its power of substitution in respect of any holding of Loan Notes if to do so would result in the holders of such Loan Notes receiving payments of interest under withholding or deduction in respect of tax (or an increase in the rate of any such withholding or deduction), or if such substitution would itself constitute a disposal of the Loan Notes (or any of them) by the Noteholders for the purpose of United Kingdom taxation on chargeable gains.

7          Unsecured obligation

    The Loan Notes will be an unsecured obligation of CSN Acquisitions ranking pari passu with its other unsecured obligations apart from those which are preferred by any insolvency or other similar law or any law relating to creditors' rights generally.

8          No listing

    No application has been or will be made to any stock exchange for the Loan Notes to be listed on or dealt on, any stock exchange or other trading facility.

9          Surrender of Loan Notes on repayment and prescription

9.1
Save for a redemption made in accordance with paragraph 3 above, each Noteholder any of whose Loan Notes are due to be redeemed, purchased or repaid must, not later than 14 days prior to the date for redemption or purchase, deliver the relevant Loan Note certificate(s) to CSN Acquisitions at the address at which the register of Noteholders is kept, in order that such certificate(s) may be cancelled.

9.2
If only part of the principal amount of any Loan Note so delivered is repaid, CSN Acquisitions will cancel the relevant Loan Note certificate(s) and without charge issue to the Noteholder a new Loan Note certificate for the balance of the principal amount due to him.

9.3
If any Noteholder fails or refuses to deliver up any Loan Note certificate(s) relating to Loan Notes which are liable to be redeemed, purchased or repaid in whole or in part at the time and place fixed for repayment, or fails or refuses to accept or give a receipt for payment of the monies due on repayment, those monies shall be set aside by CSN Acquisitions and paid into a separate interest bearing account with a bank and held by CSN Acquisitions for that Noteholder subject to certain restrictions.

10        Transfer, death and bankruptcy

10.1
The Loan Notes are only transferable by any Noteholder to a spouse/civil partner, parent, child, stepchild, adopted child, illegitimate child or to the trustees of a family trust of such person or the Noteholder. In addition, the trustee of the Corus Group Employee Share Ownership Plan may make transfers of Loan Notes to members of such plan of any amount which represents a member's entire beneficial interest in the Loan Notes.

10.2
If a Noteholder dies, his personal representatives (where he was a sole holder or the only survivor of joint holders) or his survivors (where he was a joint holder) shall be the only persons recognised by CSN Acquisitions as having any title to his Loan Notes. Any person becoming entitled to Loan Notes as a consequence of the death or bankruptcy of a Noteholder may, upon production of such evidence as is properly required by the directors of CSN Acquisitions, elect to be registered as the holder of such Loan Notes or to have some person nominated by him so registered.

11        Modification of rights

11.1
The provisions of the Loan Note Instrument and the rights of the Noteholders are subject to modification, abrogation or compromise only with the sanction of an Extraordinary Resolution (as defined below), provided always that no Extraordinary Resolution which would reduce the amount of principal payable by CSN Acquisitions upon redemption of Loan Notes nor which would accelerate the Maturity Date shall be effective.

11.2
CSN Acquisitions may amend the provisions of the Loan Note Instrument without such sanction or consent if, in the opinion of the financial adviser to CSN Acquisitions, such amendment would not be prejudicial to the interests of the Noteholders or is of a formal, minor or technical nature or corrects a manifest error, unless such amendment would, under the laws in force at the time it was intended to effect the same, constitute a disposal of the Loan Notes (or any of them) by the Noteholders for the purposes of United Kingdom taxation on chargeable gains. Any opinion of the financial adviser to CSN Acquisitions in this regard shall be arrived at in its absolute discretion and no liability shall attach to it in respect thereof.

11.3
An "Extraordinary Resolution" means a resolution passed at a meeting of the Noteholders duly convened and carried by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll is demanded on the resolution then by a majority consisting of not less than three-fourths of the votes given on such poll.

12        Issue of further Loan Notes

    The principal amount of the original issue of the Loan Notes is limited to £400 million. CSN Acquisitions may from time to time by resolution of its board of directors (or a duly authorised committee thereof) create and issue further Loan Notes (in good faith on arm's length terms and not merely to reduce the voting rights of the existing Noteholders) to form a single issue with the original Loan Notes.

13        Guarantee

13.1
The Guarantor will irrevocably and unconditionally guarantee (the "Guarantee") as principal obligor for the time being and within five business days of a written demand by that Noteholder, the payment of all amounts of principal and interest in respect of the Loan Notes (the "Guaranteed Sum").

13.2
The Guarantee may be enforced by any Noteholder without the Noteholder being obliged first to make demand or to take steps to recover from CSN Acquisitions any sums due and payable to him. In the Guarantee a "business day" is a day on which banks are open for business (other than a Saturday or Sunday) in the City of London.

13.3
Any amounts due to any Noteholder will be paid by the Guarantor without reference to any rights to set-off or counterclaim between the Noteholder and CSN Acquisitions.

13.4
The obligations of the Guarantor under the Guarantee shall not be discharged, impaired or affected by any concession or arrangement granted or made to or with CSN Acquisitions or by any reconstruction, amalgamation, dissolution, change of name or liquidation of CSN Acquisitions or the appointment of an administrative receiver of all or any part of the assets or undertaking of CSN Acquisitions.

13.5
The liability of the Guarantor is not to be increased or extended in any way by any compromise or arrangement but if the effect or any such compromise or arrangement is to extend the time of payment by CSN Acquisitions of any principal secured by the Loan Notes and which the Guarantor is for the time being or may become liable to pay in respect thereof, and the Guarantor shall have the benefit of that extension of time.

13.6
The Guarantor will not be bound by any variation of the rights of the Noteholders unless that variation shall have been made with the prior written consent of the Guarantor or pursuant to the terms of the Loan Notes.

13.7
No compounding indulgence or relief granted by the Noteholders (or any of them) to the Guarantor or any other circumstance, matter or thing which, but for this provision, might exonerate the Guarantor shall release or reduce the liability of the Guarantor under the Guarantee.

13.8
Unless otherwise agreed by the Guarantor, the liability of the Guarantor under the Guarantee shall terminate on the date on which all moneys expressed to be payable by CSN Acquisitions under the terms of the Loan Notes shall have been paid, except that the Guarantor shall remain liable in respect of any claims or demands validly made prior to that date to the extent not satisfied or withdrawn by that date.

14        Governing law

    The Loan Notes will be governed by and construed in accordance with English law and the courts of England will have exclusive jurisdiction in relation to any claim or dispute arising out of or relating to the Loan Note Instrument or the Loan Notes (including in relation to the obligations of the Guarantor).

15        Alternative foreign currency

15.1
Each Noteholder may, in relation to any redemption date falling on or after the first anniversary of the date of issue of each of the relevant Loan Notes, by giving written notice to that effect to CSN Acquisitions in or together with the relevant Redemption Notice, elect to require CSN Acquisitions to pay, on a redemption of the whole (whatever the amount) or any part (being £500 in nominal amount or any integral multiple thereof) of the principal amount of his Loan Notes to be redeemed in lieu of and in satisfaction of the principal amount of the Loan Notes to be repaid, together with interest accrued up to but excluding the date of repayment, an amount of US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of the Loan Notes together with interest to be repaid, could have purchased on the date 30 business days before the date of repayment (at the spot rate for the purchase of US dollars with sterling certified by CSN Acquisitions as prevailing at 11.00 a.m. (London time), on that day, rounded if necessary to the nearest cent (half a cent being rounded upwards) provided that the principal amount repaid shall be no less or more than (and if it would otherwise be, shall be equal to) 99.75 per cent. or 100.25 per cent. of the amount in US dollars that the sterling amount of the principal to be repaid could have purchased on the date of the repayment (at the rate certified by CSN Acquisitions in accordance with the terms set out above). The certificate of CSN Acquisitions shall, in the absence of manifest error, be final and binding.

15.2
CSN Acquisitions may, on 31 December 2013, or on the date of any redemption pursuant to the condition set out in paragraph 3.1 above, falling on or after the first anniversary of the date of issue of each of the relevant Loan Notes, by prior notice in writing to the Noteholder of not less than 21 business days, elect to pay to the Noteholder (subject to exercise by such Noteholder of his rights under the paragraph above) in lieu of and in satisfaction of the principal amount of the Loan Notes to be repaid, together with interest accrued up to but excluding the date of repayment, an amount of US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of the Loan Notes together with interest to be repaid, could have purchased on the date 30 business days before the date of repayment (at the spot rate for the purchase of US dollars with sterling certified by CSN Acquisitions as prevailing at 11.00 a.m. (London time), on that day, rounded if necessary to the nearest cent (half a cent being rounded upwards) provided that the principal amount repaid shall be no less or more than (and if it would otherwise be, shall be equal to) 99.75 per cent. or 100.25 per cent. of the amount in US dollars that the sterling amount of the principal to be repaid could have purchased on the date of the repayment (at the rate certified by CSN Acquisitions in accordance with the terms set out above). The certificate of CSN Acquisitions shall, in the absence of manifest error, be final and binding.

16        Offer restriction

16.1
The Loan Notes will not be issued to Corus Shareholders who are Restricted Overseas Persons, US Holders or ADS Holders.

16.2
The Loan Notes have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States.

16.3
The relevant clearances have not been, and will not be sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

16.4
The Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

16.5
Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this Instrument is accurate or complete.

17        Further terms of the Loan Note Alternative

17.1
Each Scheme Shareholder by whom, or on whose behalf, a Loan Note Form of Election or TTE Instruction electing for the Loan Note Alternative is, in due course, executed and lodged or delivered (as the case may be), irrevocably undertakes, represents, warrants and agrees to and with CSN Acquisitions and the registrar of the Loan Notes (so as to bind him or her, his or her heirs, successors and assigns) to the effect that the execution of the Loan Note Form of Election (or delivery of the TIE instruction, as the case may be) shall, conditionally on (and with effect from) the Scheme becoming effective, the cancellation of the Cancellation Shares and the registration of CSN Acquisitions as holder of New Corus Shares paid up out of the reserve arising on the cancellation of the Cancellation Shares and pending registration of the transfer of Loan Note Elected Shares to which such form relates, constitutes:

  17.1.1
  an irrevocable authority pursuant to which CSN Acquisitions shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Corus or any class of its shareholders) attaching to such Loan Note Elected Shares;

  17.1.2
  an irrevocable authority to Corus from such Scheme Shareholder to send any notice, warrant, document or other communication issued after the Effective Date which may be required to be sent to him as a member of Corus (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Loan Note Elected Shares into certificated form) to CSN Acquisitions;

  17.1.3
  an irrevocable authority to CSN Acquisitions or any director of CSN Acquisitions to sign any consent to short notice on his behalf in respect of, and/or to attend and/or to execute a form of proxy in respect of such Loan Note Elected Shares (and/or, where appropriate, any appointment pursuant to section 375 of the Act) appointing any person nominated by CSN Acquisitions to attend general meetings and separate class meetings of Corus or its members (or any of them) (and any adjournment thereof) and further to exercise or refrain from exercising the votes attached to such Loan Note Elected Shares (or any shares deriving therefrom) on his behalf; and

  17.1.4
  the agreement of such Scheme Shareholder not to exercise any of such rights without the consent of CSN Acquisitions and the irrevocable undertaking of such Scheme Shareholder not to appoint a proxy or corporate representative to attend, and not himself to attend, any such general meeting or class meeting.

17.2
In addition any Scheme Shareholder who elects to receive Loan Notes, whether by returning a Loan Note Form of Election or sending a TTE Instruction thereby represents and warrants that they are not a US Holder, ADS Holder, a person (including an individual, partnership, unincorporated syndicate or organisation, incorporated association, trust, trustee, executor, administrator or other legal representative) in or resident in the United States, Canada, Australia, Japan or the Netherlands nor are they a Restricted Overseas Person and that they will not be acquiring, and will not be holding, the Loan Notes for the account or benefit of a Restricted Overseas Person or with a view to the offer, sale, re-sale, delivery or transfer, directly or indirectly, of such Loan Notes in or into the United States, Canada, Australia, Japan, or the Netherlands or to or for the account or benefit of any Restricted Overseas Person or any other person whom they have reason to believe is purchasing for the purpose of such offer, sale, re-sale, delivery or transfer.

17.3
If any US Holder, ADS Holder or Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative of the Scheme, then such US Holder, ADS Holder, or Restricted Overseas Person will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration pursuant to the Scheme.

18        Valuation

    Lazard & Co., Limited and Goldman Sachs International have estimated that, based on market conditions as at the close of business on 13 December 2006 (being the last practicable date prior to publication of this document), the value of the Loan Notes (if the Loan Notes had been in issue on that day) would have been approximately 99 pence for £1 nominal value.

PART FIVE

ADDITIONAL INFORMATION

1          Responsibility

 The CSN Directors and the CSN Acquisitions Directors, whose names are set out in paragraphs 2.1 and 2.2 below, accept responsibility for the information contained in this document, save as set out in this paragraph. The only responsibility accepted by the CSN Directors and the CSN Acquisitions Directors in respect of the information in this document relating to Corus and the Corus Group, which has been compiled from published sources and not verified, is to have ensured that such information has been correctly and fairly reproduced or presented. To the best of the knowledge and belief of the CSN Directors and the CSN Acquisitions Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2          Directors

2.1
The CSN Acquisitions Directors and their respective positions are:

Name
Benjamin Steinbruch	Director
Otavio de Garcia Lazcano	Director
Eneas Garcia Diniz	Director

    The registered office of CSN Acquisitions is 10 Norwich Street, London, EC4A 1BD.

2.2
The CSN Directors and their respective positions are:

Name
Benjamin Steinbruch	Chairman and Chief Executive Officer
Otavio de Garcia Lazcano	Chief Financial Officer
Jacks Rabinovich	Vice Chairman
Mauro Molchansky	Director
Darc Antonio da Luz Costa	Director
Antonio Francisco dos Santos	Director
Fernando Perrone	Director
Yoshiaki Nakano	Director
Dionísio Dias Carneiro Netto	Director
Pedro Felipe Borges Neto	Executive Officer
Isaac Popoutchi	Executive Officer
Enéas Garcia Diniz	Executive Officer
Juliano de Oliveira	Executive Officer
Juarez Saliba de Avelar	Executive Officer
Marcos Marinho Lutz	Executive Officer

    The registered office of CSN is Rua Sao José, 20, Grupo 1602, Centro, 20010-020 Rio de Janeiro, Brazil.

3          Interests in Corus Shares

3.1
For the purposes of paragraphs 3, 4 and 5 of this Part Five:

3.1.1
"acting in concert" has the meaning given to it in the Code;

3.1.2
"arrangement" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to securities which may be an inducement to deal or refrain from dealing;

3.1.3
"associate" of any company means, unless otherwise stated:

3.1.3.1
its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

    3.1.3.2
    connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

    3.1.3.3
    the directors (together with their close relatives and related trusts) of the company or any company covered in paragraph 3.1.3.1; and

    3.1.3.4
    the pension fund of the company or any company covered in paragraph 3.1.3.1;

  3.1.4
  "connected adviser" has the meaning given to it in the Code;

  3.1.5
  "control" means an interest, or interests, in shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control;

  3.1.6
  "dealing" has the meaning given to it in the Code;

  3.1.7
  "derivative" has the meaning given to it in the Code;

  3.1.8
  "disclosure date" means 11 December 2006, being the latest practicable date                        prior to the posting of this document;

  3.1.9
  "disclosure period" means the period beginning on 5 October 2005 and ending on 11 December 2006 (being the latest practicable date prior to the publication of this document);

  3.1.10
  "interest" or "interests" in relevant securities shall have the meaning given to it in the Code and references to interests of CSN Acquisitions Directors and interests of CSN Directors in relevant securities shall include all interests of any other person whose interests in shares the CSN Acquisitions Directors or, as the case may be, the CSN Directors, would be required to disclose pursuant to Parts VI and X of the Act;

  3.1.11
  "offer period" means the period commencing on 5 October 2006 and ending on 11 December 2006 (being the latest practicable date prior to the publication of this document); and

  3.1.12
  "relevant Corus securities" mean relevant securities (such term having the meaning given to it in the Code in relation to an offer) of Corus, including equity share capital in Corus (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options in respect thereof.

3.2
As at 11 December 2006, (being the latest practicable date prior to the publication of this document) CSN and the following persons acting in concert with CSN and CSN Acquisitions were interested in, or had rights to subscribe in respect of, the following relevant Corus securities:

Name	Number of Corus Shares/ADS
CSN Holdings	34,072,613
Goldman Sachs & Co.	5,500 (ADS	)
Goldman Sachs & Co. (Discretionary Manager)	104 (ADS	)
Note: The above does not include transactions entered into by Goldman Sachs International, which is an Exempt Principal Trader, GSAMLP and GSAMI, which are Exempt Fund Managers.

4          Dealings in Corus Shares

4.1
The following dealings for value in relevant Corus securities by persons acting in concert with CSN Acquisitions have taken place during the disclosure period:

Name	Transaction type	Number of Relevant Corus Securities		Date	Price (high)	Price (low)	Currency
CSN Holdings	Buy	1500000		14/11/2006	472.089		GBP
CSN Holdings	Buy	7000000		15/11/2006	471.402		GBP
CSN Holdings	Buy	12404886		16/11/2006	472.4087		GBP
CSN Holdings	Buy	13167727		17/11/2006	473.1397		GBP
DSI International Inc	Sell	14731		5/10/2005	0.51		GBP
DSI International Inc	Sell	428451		6/10/2005	0.5	0.5	GBP
DSI International Inc	Buy	20736		7/10/2005	0.5		GBP
DSI International Inc	Sell	11567		7/12/2005	0.59		GBP
DSI International Inc	Buy	1329		22/12/2005	0.59		GBP
DSI International Inc	Buy	243341		9/1/2006	0.62	0.62	GBP
DSI International Inc	Buy	180718		10/1/2006	0.65	0.64	GBP
DSI International Inc	Sell	5912		7/2/2006	0.74		GBP
DSI International Inc	Sell	3535		22/2/2006	0.71		GBP
DSI International Inc	Sell	7082		27/2/2006	0.73		GBP
DSI International Inc	Sell	34015		7/3/2006	0.75	0.73	GBP
DSI International Inc	Buy	7506		23/3/2006	0.89		GBP
DSI International Inc	Buy	1561		27/3/2006	0.91		GBP
DSI International Inc	Sell	106926		28/3/2006			GBP
DSI International Inc	Sell	3122		31/3/2006	0.9		GBP
DSI International Inc	Sell	282060		6/4/2006	0.89	0.87	GBP
DSI International Inc	Sell	14053		11/4/2006	0.88		GBP
DSI International Inc	Sell	9712		26/4/2006	0.88		GBP
DSI International Inc	Sell	1170		12/5/2006	0.88		GBP
DSI International Inc	Buy	498		18/5/2006	3.78		GBP
DSI International Inc	Sell	5067		25/5/2006	3.73		GBP
DSI International Inc	Buy	172146		7/6/2006	3.82	3.8	GBP
DSI International Inc	Buy	50711		8/6/2006	3.82	3.64	GBP
DSI International Inc	Buy	2678		13/6/2006	3.63		GBP
DSI International Inc	Sell	1333		19/6/2006	3.83		GBP
DSI International Inc	Sell	366		20/6/2006	3.88		GBP
DSI International Inc	Buy	158		29/6/2006	4.42		GBP
DSI International Inc	Sell	87008		6/7/2006	4.31	4.31	GBP
DSI International Inc	Sell	134444		7/7/2006	4.51	4.46	GBP
DSI International Inc	Sell	3055		11/7/2006	4.41		GBP
DSI International Inc	Sell	4804		21/7/2006	4.09		GBP
DSI International Inc	Buy	80091		8/8/2006	3.92	3.89	GBP
UBS Capital Markets	Sell	125 (ADS	)	5/10/2005	9.05	8.83	USD
UBS Capital Markets	Buy	410 (ADS	)	5/10/2005	9.05	8.83	USD
UBS Capital Markets	Buy	66 (ADS	)	6/10/2005	8.98	8.98	USD
UBS Capital Markets	Buy	630 (ADS	)	7/10/2005	8.85	8.85	USD
UBS Capital Markets	Buy	158 (ADS	)	11/10/2005	8.66	8.66	USD
UBS Capital Markets	Sell	200 (ADS	)	11/10/2005	8.66	8.66	USD
UBS Capital Markets	Buy	240 (ADS	)	12/10/2005	8.62	8.48	USD
UBS Capital Markets	Sell	200 (ADS	)	12/10/2005	8.62	8.48	USD
UBS Capital Markets	Sell	200 (ADS	)	13/10/2005	8.2	8.2	USD
UBS Capital Markets	Buy	115 (ADS	)	17/10/2005	8.582	8.582	USD
UBS Capital Markets	Sell	655 (ADS	)	18/10/2005	8.6	8.48	USD
UBS Capital Markets	Sell	750 (ADS	)	19/10/2005	8.28	8.2	USD
UBS Capital Markets	Sell	300 (ADS	)	20/10/2005	8.32	8.32	USD
UBS Capital Markets	Sell	1269 (ADS	)	21/10/2005	8.3	8.232	USD
UBS Capital Markets	Buy	1000 (ADS	)	21/10/2005	8.3	8.232	USD

UBS Capital Markets	Sell	17 (ADS	)	24/10/2005	8.47	8.45	USD
UBS Capital Markets	Buy	120 (ADS	)	24/10/2005	8.47	8.45	USD
UBS Capital Markets	Sell	300 (ADS	)	25/10/2005	8.36	8.36	USD
UBS Capital Markets	Sell	500 (ADS	)	26/10/2005	8.63	8.55	USD
UBS Capital Markets	Buy	300 (ADS	)	26/10/2005	8.63	8.55	USD
UBS Capital Markets	Sell	45 (ADS	)	27/10/2005	8.5	8.41	USD
UBS Capital Markets	Buy	600 (ADS	)	27/10/2005	8.5	8.41	USD
UBS Capital Markets	Buy	430 (ADS	)	1/11/2005	8.78	8.7	USD
UBS Capital Markets	Sell	710 (ADS	)	1/11/2005	8.78	8.7	USD
UBS Capital Markets	Buy	450 (ADS	)	2/11/2005	8.87	8.866	USD
UBS Capital Markets	Sell	227 (ADS	)	7/11/2005	8.6	8.6	USD
UBS AG Switzerland	Collateral	53350		26/6/2006			GBP
UBS AG Switzerland	Collateral	53350		28/6/2006			GBP
UBS AG Switzerland	Collateral	53350		29/6/2006			GBP
UBS AG Switzerland	Collateral	106119		29/6/2006			GBP
UBS AG Switzerland	Collateral	53350		7/7/2006			GBP
UBS AG Switzerland	Collateral	948533		7/7/2006			GBP
UBS AG Switzerland	Collateral	62601		10/7/2006			GBP
UBS AG Switzerland	Collateral	53350		11/7/2006			GBP
UBS AG Switzerland	Collateral	22025		12/7/2006			GBP
UBS AG Switzerland	Collateral	106369		12/7/2006			GBP
UBS AG Switzerland	Collateral	204544		20/7/2006			GBP
UBS AG Switzerland	Collateral	234153		25/7/2006			GBP
UBS AG Switzerland	Collateral	124400		26/7/2006			GBP
UBS AG Switzerland	Collateral	234153		26/7/2006			GBP
UBS AG Switzerland	Collateral	138197		27/7/2006			GBP
UBS AG Switzerland	Collateral	234153		27/7/2006			GBP
UBS AG Switzerland	Collateral	136692		28/7/2006			GBP
UBS AG Switzerland	Collateral	234153		28/7/2006			GBP
UBS AG Switzerland	Collateral	284944		31/7/2006			GBP
UBS AG Switzerland	Collateral	225697		1/8/2006			GBP
UBS AG Switzerland	Collateral	284944		1/8/2006			GBP
UBS AG Switzerland	Collateral	185942		2/8/2006			GBP
UBS AG Switzerland	Collateral	250526		3/8/2006			GBP
UBS AG Switzerland	Collateral	264944		3/8/2006			GBP
UBS AG Switzerland	Collateral	2976		4/8/2006			GBP
UBS AG Switzerland	Collateral	262944		4/8/2006			GBP
UBS AG Switzerland	Collateral	36291		21/8/2006			GBP
UBS AG Switzerland	Collateral	275444		21/8/2006			GBP
UBS AG Switzerland	Collateral	275444		4/9/2006			GBP
UBS AG Switzerland	Collateral	48303		11/9/2006			GBP
UBS AG Switzerland	Collateral	271444		11/9/2006			GBP
UBS AG Switzerland	Collateral	268944		13/9/2006			GBP
UBS AG Switzerland	Collateral	363309		13/9/2006			GBP
UBS AG Switzerland	Collateral	75461		14/9/2006			GBP
UBS AG Switzerland	Collateral	196944		14/9/2006			GBP
UBS AG Switzerland	Collateral	196944		15/9/2006			GBP
UBS AG Switzerland	Collateral	250536		15/9/2006			GBP
UBS AG Switzerland	Collateral	196944		18/9/2006			GBP
UBS AG Switzerland	Collateral	331464		18/9/2006			GBP
UBS AG Switzerland	Collateral	196944		19/9/2006			GBP
UBS AG Switzerland	Collateral	763532		19/9/2006			GBP
UBS AG Switzerland	Collateral	56104		27/9/2006			GBP
UBS AG Switzerland	Collateral	56104		28/9/2006			GBP

UBS AG Switzerland	Collateral	959441	28/9/2006			GBP
UBS AG Switzerland	Collateral	56104	2/10/2006			GBP
UBS AG Switzerland	Collateral	442686	2/10/2006			GBP
UBS AG Switzerland	Collateral	56104	3/10/2006			GBP
UBS AG Switzerland	Collateral	72993	3/10/2006			GBP
UBS AG Switzerland	Collateral	189166	6/10/2006			GBP
UBS AG Switzerland	Collateral	1287100	12/10/2006			GBP
UBS AG Switzerland	Collateral	25699	16/10/2006			GBP
UBS AG Switzerland	Collateral	940234	16/10/2006			GBP
UBS AG Switzerland	Collateral	25699	17/10/2006			GBP
UBS AG Switzerland	Collateral	16460	16/11/2006			GBP
UBS AG Switzerland	Collateral	157945	24/11/2006			GBP
Goldman, Sachs & Co.	Buy	9,600	4/10/2005 to 4/1/2006	9.28	8.13	USD
Goldman, Sachs & Co.	Sell	9,300	4/10/2005 to 4/1/2006	9.03	8.19	USD
Goldman, Sachs & Co.	Buy	7,500	5/1/2006 to 4/4/2006	16.23	12.18	USD
Goldman, Sachs & Co.	Sell	8,000	5/1/2006 to 4/4/2006	16.31	12.31	USD
Goldman, Sachs & Co.	Buy	24,700	5/4/2006 to 4/7/2006	17.16	12.86	USD
Goldman, Sachs & Co.	Sell	24,210	5/4/2006 to 4/7/2006	17.26	12.95	USD
Goldman, Sachs & Co.	Buy	59,000	5/7/2006 to 4/8/2006	16.66	14.73	USD
Goldman, Sachs & Co.	Sell	60,200	5/7/2006 to 4/8/2006	16.53	14.68	USD
Goldman, Sachs & Co.	Buy	5,300	5/8/2006 to 4/9/2006	15.55	14.37	USD
Goldman, Sachs & Co.	Sell	5,400	5/8/2006 to 4/9/2006	15.61	14.44	USD
Goldman, Sachs & Co.	Buy	6,000	5/9/2006 to 4/10/2006	16.97	13.36	USD
Goldman, Sachs & Co.	Sell	6,900	5/9/2006 to 4/10/2006	18.27	13.61	USD
Goldman, Sachs & Co.	Buy	32,900	5/10/2006 to 4/11/2006	18.22	17.45	USD
Goldman, Sachs & Co.	Sell	28,600	5/10/2006 to 4/11/2006	18.22	17.45	USD
Goldman, Sachs & Co.	Buy	12,700	5/11/2006 to 4/12/2006	18.82	17.37	USD
Goldman, Sachs & Co.	Sell	20,500	5/11/2006 to 4/12/2006	19.30	17.36	USD
Goldman, Sachs & Co.	Buy	—	5/12/2006 to 11/12/2006	—	—	—
Goldman, Sachs & Co.	Sell	—	5/12/2006 to 11/12/2006	—	—	—

 Notes:

 The above does not include transactions entered into by Goldman Sachs International, which is an Exempt Principal Trader, GSAMLP and GSAMI which are Exempt Fund Managers.

 In respect of dealings by USB AG Switzerland listed above, in each instance collateral was received on the stated date and returned on the following business day.

 On 15 May 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 6,140,000 Corus 3% guaranteed convertible unsubordinated bonds as collateral.

 On 33 occasions between 17 May 2006 and 30 June 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 28,553,000 Corus 3% guaranteed convertible unsubordinated bonds as collateral.

 On 5 occasions between 3 July 2006 and 7 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 26,585,000 Corus 3% guaranteed convertible unsubordinated bonds as collateral.

 On 10 July 2006 and 11 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 25,585,000 Corus 3% guaranteed convertible unsubordinated bonds as collateral.

 The dealings of the companies under the common ownership of Goldman Sachs International and, where noted above, of UBS Limited listed above have been aggregated in accordance with note 2 of Rule 24.3 of the Code. A full list of these dealings is available for inspection at the address set out in paragraph 14 of Part Five of this document.

 On 12 July 2006 and 13 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 24,585,000 Corus 3% guaranteed convertible unsubordinated bonds as collateral.

 On 35 occasions between 17 May 2006 and 4 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 4,357,000 Corus 4.625% convertible subordinated bonds as collateral.

 On 5 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 4,356,000 Corus 4.625% convertible subordinated bonds as collateral.

 On 6 July 2006 and 7 July 2006, under a tripartite agreement, UBS AG Switzerland received (and returned on the next business day) 4,355,000 Corus 4.625% convertible subordinated bonds as collateral.

5          Interests and Dealings – General

5.1
Save as disclosed in paragraphs 3 to 4 above:

5.1.1
as at the disclosure date, CSN and CSN Acquisitions had no interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities nor has it dealt for value in any relevant Corus securities during the disclosure period;

5.1.2
as at the disclosure date, none of the CSN Directors and CSN Acquisitions Directors nor any other person whose interests in shares the CSN Directors and CSN Acquisitions Directors would be required to disclose pursuant to Parts VI and X of the Act, had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period;

5.1.3
as at the disclosure date, no person deemed to be acting in concert with CSN and CSN Acquisitions had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period;

5.1.4
as at the disclosure date, no person who has an arrangement with CSN and CSN Acquisitions had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period;

5.1.5
neither CSN nor CSN Acquisitions, nor any person acting in concert with CSN and CSN Acquisitions, has borrowed or lent any relevant Corus securities during the disclosure period, save for any borrowed shares which have been either on-lent or sold;

5.1.6
as at the disclosure date, no connected adviser (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to CSN or CSN Acquisitions, or to any company which is an associate of CSN or CSN Acquisitions by virtue of paragraph 3.1.3 had any interest, right to subscribe in respect of or any short position in relation to relevant Corus securities nor has any such person dealt for value in any relevant Corus securities during the offer period;

5.2
Save as disclosed herein, no persons have given any irrevocable or other commitment.

5.3
Save as disclosed in this document, neither CSN nor CSN Acquisitions nor any person acting in concert with CSN or CSN Acquisitions has any arrangement with any person in relation to the Acquisition.

5.4
Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between CSN, CSN Acquisitions or any person acting in concert with it and any of the CSN Directors, the CSN Acquisitions Directors or the recent directors, shareholders or recent shareholders of Corus having any connection with or dependence upon or which is conditional upon the Acquisition.

5.5
There is no agreement, arrangement or understanding whereby the beneficial ownership of any Corus Shares to be acquired by CSN Acquisitions pursuant to the Scheme will be transferred to any other person.

6          Market Quotations

6.1
The following table shows the closing middle market prices for Corus Shares as derived from the Official List and for Corus ADSs as reported on the New York Stock Exchange (i) for the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 4 October 2006 (being the last Business Day prior to the commencement of the Offer Period) and (iii) for the disclosure date:

Date	Corus Share Price(p)	Corus ADS Price(US$)
11 December 2006	527.25	20.53
1 December 2006	468.00	19.81
1 November 2006	500.00	17.73
4 October 2006	407.50	18.20
2 October 2006	393.75	14.89
1 September 2006	399.50	15.44
1 August 2006	427.75	16.03
3 July 2006	457.75	17.04

7          Implementation Agreement

7.1
For details of the terms of the Implementation Agreement please refer to paragraph 16 of the announcement set out in Part Two of this document.

7.2
In addition to the terms described there, Corus has undertaken that prior to the earlier of (i) the Effective Date or (ii) the termination of the Implementation Agreement in accordance with its terms, it will not (and will procure that no member of the Corus Group shall) without the prior written consent of CSN and CSN Acquisitions:

7.2.1
take any action requiring the approval of Corus Shareholders in general meeting or the consent of the Panel under Rule 21 of the Code, or enter into or agree to enter into any transaction which would require the approval of Corus Shareholders under the Listing Rules;

7.2.2
commit or authorise capital expenditure (other than in the normal course of business, as provided for in the current business plan for 2006 and 2007); or

7.2.3
other than in the normal course of business, terminate or vary, in a material way, the terms and conditions of employment of any executive director or member of the executive committee of Corus, or induce or cause any such person to terminate their employment contract. Corus may, however, subject to consultation with CSN Acquisitions, increase the remuneration of such persons.

7.3
With effect from the date of this document, Corus has also undertaken to use all reasonable endeavours to (and to procure that members of the Corus Group shall) upon the reasonable request of CSN Acquisitions and CSN and at the cost and expense of CSN Acquisitions and CSN:

7.3.1
facilitate discussions with the providers of finance to the Corus Group under its existing credit facilities and provide such other reasonable assistance and co-operation in relation to the same as CSN Acquisitions and CSN may reasonably request;

7.3.2
provide such information, assistance and co-operation as CSN Acquisitions and CSN may reasonably request in relation to the financing or refinancing of the Acquisition and/or of the existing financing of the Corus Group, including providing the information to enable CSN Acquisitions and CSN to finalise the structure of the holding companies of Corus and the post-Acquisition structuring of the Corus Group, to co-operate in the preparation of any bank syndication documentation, to co-operate in the preparation of any US securities filing requirements, to co-operate with prospective lenders and their advisers in conducting their due diligence, and to make senior management of the Corus Group reasonably available for presentations in connection with any syndication; and

7.3.3
provide all information, assistance and access as may be reasonably required by CSN Acquisitions and CSN to ensure that any accountants' and other reports required in connection with the giving of financial assistance may, if required, be given immediately after the Effective Date (or, if CSN exercises its right to effect the Acquisition by way of a takeover offer, as soon as reasonably practicable after such takeover offer is declared unconditional in all respects).

8          Information on CSN and its subsidiaries

8.1
The following information relates to CSN and its subsidiary companies.

8.1.1
CSN

      For details on CSN please refer to paragraph 10 of the announcement set out in Part Two of this document.

      Vicunha Siderurgia S.A., a Brazilian resident company owned by the Steinbruch family interests, is the largest shareholder of CSN holding approximately 45.18 per cent. of CSN's shares. Vicunha Siderurgia S.A. is a holding company with no other assets other than that holding.

  8.1.2
  CSN Acquisitions

      CSN Acquisitions Limited was incorporated in England and Wales with company number 6009596 on 24 November 2006. CSN Acquisitions is a newly incorporated UK private limited company formed for the purpose of making the Acquisition. CSN Acquisitions has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Acquisition and the financing of the Acquisition. The entire issued share capital of CSN Acquisitions is held by CSN Holdings.

      The current directors of CSN Acquisitions are Benjamin Steinbruch, Otavio de Garcia Lazcano and Enéas Garcia Diniz.

      A number of other companies have also been incorporated for the purposes of the Acquisition. These are described below.

  8.1.3
  CSN Holdings, CSN Finance, Roxbury Investments B.V.

  8.1.4
  Each of CSN Holdings, CSN Finance and Roxbury Investments B.V is a newly incorporated company formed for the purpose of the Acquisition. None of these companies have traded since incorporation, nor have they entered into any obligations, other than in connection with the Acquisition and financing of the Acquisition.

  8.1.5
  CSN Holdings was incorporated in England and Wales with company number 5992349 on 8 November 2006. The current directors of CSN Holdings are Benjamin Steinbruch, Otavio de Garcia Lazcano and Enéas Garcia Diniz.

  8.1.6
  CSN Finance was incorporated in England and Wales with company number 6003693 on 20 November 2006. The current directors of CSN Finance are Benjamin Steinbruch, Otavio de Garcia Lazcano and Enéas Garcia Diniz.

  8.1.7
  Roxbury Investments B.V. was incorporated as a Dutch shelf company on 20 February 2003 and subsequently transferred to CSN Finance by way of a share purchase agreement and notarial deed dated 30 November 2006. The current director of Roxbury Investments B.V. is Equity Trust Company N.V.

  8.1.8
  Each of these companies is a wholly-owned subsidiary of CSN. The entire issued share capital of Roxbury Investments B.V. is held by CSN Acquisitions. The entire issued share capital of CSN Acquisitions is held by CSN Holdings. The entire issued share capital of CSN Holdings and CSN Finance is wholly and indirectly held by CSN.

9          Financing arrangements relating to CSN Acquisitions

9.1
Equity

9.1.1
The equity invested in CSN Acquisitions in connection with the Acquisition will be partly financed by subscription proceeds received by it from CSN Holdings. CSN Holdings will fund its subscription in CSN Acquisitions by subscription proceeds received by it from CSN Finance. CSN Finance will fund its subscription in CSN Holdings from funds made available to it under a US$2,500,000,000 27 month term loan facility (the "Equity Bridge Facility") dated 11 December 2006 between, amongst others, CSN Finance as borrower, CSN as guarantor, Citigroup Global Markets, Inc. and UBS Securities LLC as mandated lead arrangers, Citibank International PLC as facility agent and Citibank N.A. and UBS Loan Finance LLC as lenders. It is intended that, if utilised, the Equity Bridge Facility will be refinanced through an issue of debt securities.

  9.1.2
  The balance of the equity will come from CSN's available cash resources.

9.2
Debt

9.2.1
In addition, CSN Acquisitions will be raising debt finance under the following agreements:

9.2.1.1
A senior facilities agreement dated 11 December 2006 between CSN Holdings as the company, CSN Acquisitions and Roxbury Investment B.V. (to be renamed CSN Finance (Netherlands) B.V) ("CSN Netherlands") as original borrowers, the subsidiaries of CSN Holdings listed therein as original guarantors, Barclays Capital (the investment banking division of Barclays Bank PLC), Goldman Sachs International and ING Bank N.V., London Branch as mandated lead arrangers, Barclays Bank PLC as facility agent, security agent and issuing bank and Barclays Bank PLC, ING Bank N.V., London Branch and Portfolio Acquisitions 1 Limited (an indirect, wholly-owned subsidiary of The Goldman Sachs Group Inc.) as original lenders, pursuant to which the following facilities are to be made available:

(i)
Facility A:    a 6 year multicurrency term loan facility of up to £1,000,000,000;

(ii)
Facility B:    a 7 year multicurrency term loan facility of up to £1,000,000,000;

(iii)
Revolving Facility:    a 6 year multicurrency credit facility of up to £350,000,000.

          The proceeds of Facility A and Facility B (the "Senior Facilities") will be used towards financing the following:

      (i)
      the cash consideration payable under the Scheme or payable to holders of options over shares in Corus;

      (ii)
      the provision of cash collateral to the financial institution providing the Loan Note guarantee;

      (iii)
      the repayment of certain existing indebtedness of Corus and its subsidiaries;

      (iv)
      agreed contributions to the pension schemes of Corus; and

      (v)
      the fees, costs and expenses associated with the Scheme.

          The proceeds of the Revolving Credit Facility are to be used towards financing the general corporate and working capital purposes of CSN Holdings' subsidiaries.

    9.2.1.2
    A bridge facility agreement dated 11 December 2006 between CSN Holdings as the company, CSN Acquisitions as borrower, the subsidiaries of CSN Holdings listed therein as original guarantors, Barclays Capital (the investment banking division of Barclays Bank PLC) and Goldman Sachs International as mandated lead arrangers and ING Bank N.V., London Branch as joint lead arranger, Barclays Bank PLC as facility agent, security agent and issuing bank and Barclays Bank PLC, ING Bank N.V., London Branch and Portfolio Acquisitions 1 Limited as original lenders, pursuant to which a multicurrency term facility of £2,000,000,000 (the "Bridge Facility") was made available for the same purposes as the Senior Facilities.

          The Bridge Facility has an initial maturity of 12 months, although the repayment date may be extended in certain circumstances by a further 8 years. It is the intention that the Bridge Facility be refinanced through an issue of debt securities.

    9.2.1.3
    A loan note guarantee facility agreement dated 11 December 2006 between CSN Acquisitions as obligor and Barclays Bank PLC as guarantor pursuant to which a loan note guarantee facility (the "Loan Note Guarantee Facility") of up to £400,000,000 (plus any interest accruing on the Loan Notes) was made available to CSN Acquisitions. Under the Loan Note Guarantee Facility, Barclays Bank PLC agreed to issue such guarantee in respect of the principal and interest due under the Loan Notes to be issued as the Loan Note Alternative.

  9.2.2
  The Senior Facilities and the Bridge Facility are initially secured by guarantees given by CSN Holdings, CSN Acquisitions and CSN Netherlands, debentures given by CSN Holdings and CSN Acquisitions, a Dutch law share pledge given by CSN Acquisitions and Dutch law pledges over accounts and certain receivables given by CSN Netherlands. It is intended that the Senior Facilities, the Revolving Facility and the Bridge Facility be secured by guarantees and security granted by Corus and certain subsidiaries, and by a share pledge over the shares in Corus Netherlands B.V. The security documents entered into before this date are:

  (i)
  a debenture under English law dated 11 December 2006 between CSN Holdings and Barclays Bank PLC as security agent creating fixed and floating charges over CSN Holdings' business, undertakings and assets;

  (ii)
  a debenture under English law dated 11 December 2006 between CSN Acquisitions and Barclays Bank PLC as security agent creating fixed and floating charges over CSN Holdings' business, undertakings and assets;

  (iii)
  a pledge of shares under Dutch law dated 8 December 2006 between CSN Acquisitions and Barclays Bank PLC as pledgee creating a pledge over CSN Acquisitions' shares in CSN Netherlands;

  (iv)
  a pledge of accounts under Dutch law dated 11 December 2006 between CSN Netherlands and Barclays Bank PLC as pledgee creating a pledge over certain bank accounts of CSN Netherlands;

  (v)
  a pledge of receivables under Dutch law dated 11 December 2006 between CSN Netherlands and Barclays Bank PLC as pledgee creating a pledge over certain receivables of CSN Netherlands; and

  (vi)
  a pledge of intercompany receivables under Dutch law dated 11 December 2006 between CSN Netherlands and Barclays Bank PLC as pledgee creating a pledge over certain intercompany receivables of CSN Netherlands.

  9.2.3
  The Loan Note Guarantee Facility is secured by a charge dated 11 December 2006 in favour of Barclays Bank PLC given by CSN Acquisitions over a cash collateral account held with Barclays Bank PLC, into which CSN Acquisitions will deposit sums drawn under the Senior Facilities and/or the Bridge Facility in accordance with the terms of the Loan Note Guarantee Facility.

10        Cash confirmation

10.1
Lazard & Co., Limited and Goldman Sachs International are satisfied that sufficient resources are available to CSN Acquisitions to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme as set out in this Information Document.

11        Persons acting in concert

11.1
The persons who, for the purposes of the Code, are acting in concert with CSN and CSN Acquisitions include members of the CSN Group and:

11.2
Vicunha Siderúrgia S.A., whose registered address is Rua Sâo José, Grupo 1,602, Rio de Janeiro, RJ, Brazil;

11.3
Lazard & Co., Limited, whose registered office is at 50 Stratton Street, London, W1J 8LL and who is acting as lead financial adviser to CSN and CSN Acquisitions in connection with the Acquisition;

11.4
Goldman Sachs International, whose registered office is at Peterborough Court, 133 Fleet Street, London, EC4A 2BB and who is acting as financial adviser and joint broker to CSN and CSN Acquisitions in connection with the Acquisition; and

11.5
UBS Limited whose registered office is at 1 Finsbury Avenue, London, EC2M 2PP and who is acting as joint broker to CSN in connection with the acquisition.

12        Sources and bases of information

12.1
For full details of the sources and bases of information please refer to Appendix II of the announcement set out in Part Two of this document.

12.2
Unless otherwise stated, the financial information relating to CSN is extracted from the published audited consolidated financial statements of CSN for the relevant financial period.

13        Consents

    Each of Lazard & Co., Limited, Goldman Sachs International and UBS Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included.

14        Documents available for inspection

14.1
Copies of the following documents will be available for inspection during normal business hours on any Business Day at the offices of Macfarlanes at 10 Norwich Street, London EC4A 1BD:

14.1.1
the constitutional documents of CSN;

14.1.2
the memorandum and articles of association of CSN Acquisitions;

14.1.3
the audited consolidated financial statements of the CSN Group for the two financial years ended 31 December 2004 and 31 December 2005;

14.1.4
copies of the written consents referred to in paragraph 13 above;

14.1.5
a copy of the implementation agreement referred to in paragraph 7 above;

14.1.6
copies of the contracts relating to the financing arrangements referred to in paragraph 9 above;

14.1.7
the agreed form Loan Note Instrument;

14.1.8
the full non-aggregated list of dealings by companies under the common ownership of UBS Limited and Goldman Sachs International referred to in paragraph 4.1; and

14.1.9
this document.

PART SIX

DEFINITIONS

The following definitions apply throughout this Information Document, unless the context requires otherwise.

"Acquisition"	the acquisition of the entire issued and to be issued share capital of Corus (including such share capital held in the form of ADSs) and for the avoidance of doubt includes an acquisition of the Corus Shares implemented by way of the Scheme, or by way of an Offer
"Act" or "Companies Act"	the Companies Act 1985, as amended
"ADS Depository"	The Bank of New York, as depositary under the Deposit Agreement
"ADS Holder"	a holder of Corus ADSs
"Annual Report"	the annual report and accounts of Corus for the year ended 31 December 2005
"Australia"	the commonwealth of Australia, its territories and possessions and all areas subject to the jurisdiction and all political sub divisions thereof
"business day"	any day other than a Saturday, Sunday and public holiday on which banks are generally open for business in London other than solely for trading and settlement of Euro
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub divisions thereof
"Cancellation Shareholders"	holders of Cancellation Shares
"Cancellation Shares"	Scheme Shares other than Loan Note Elected Shares
"Corus"	Corus Group plc, a company incorporated in England and Wales under the Companies Act with registration number 3811373
"Corus Deferred Shares"	the deferred shares of 40 pence each in the capital of Corus
"Corus Directors"	the directors of Corus from time to time
"Corus Group"	Corus, its subsidiaries and subsidiary undertakings from time to time and "member of the Corus Group" shall be construed accordingly
"Corus Shareholders" or "Shareholders"	holders of Corus Shares
"Corus Share Schemes"
the Corus UK Executive Share Option Scheme, the Corus Overseas Executive Share Option Scheme, the Corus Executive Share Option Scheme, the Corus Sharesave Scheme, the Corus International Sharesave Scheme, the Corus Group Employee Share Ownership Plan, and the Corus Group plc Leveraged Equity Acquisition Plan
"Corus Shares"	ordinary shares of 50 pence each in the capital of Corus
"Court"	the High Court of Justice in England and Wales
"Court Meeting"
the meeting of the Scheme Shareholders that, subject to the Pre-Condition being satisfied or waived, is proposed to be convened by order of the Court pursuant to section 425 of the Act, notice of which will be set out in the Scheme Document for the purposes of considering and if thought fit, approving the Scheme, including any adjournment thereof
"Court Orders"	the Reduction Court Order and the Scheme Court Order

"CSN"	Companhia Siderúrgica Nacional, a company registered in Brazil
"CSN Acquisitions"	CSN Acquisitions Limited, a company incorporated in England and Wales under the Companies Act with registered number 6009596
"CSN Finance"	CSN Finance (UK) Limited, a company incorporated in England and Wales under the Companies Act with registered number 6003693
"CSN Group"	CSN, its subsidiaries and its subsidiary undertakings from time to time and "member of the CSN Group" shall be construed accordingly
"CSN Holdings"	CSN Holdings (UK) Limited (previously known as Supernova Acquisitions Limited), a company incorporated in England and Wales under the Companies Act with registered number 5992349
"Deposit Agreement"
the Amended and Restated Deposit Agreement among British Steel PLC, Corus Group plc, the ADS Depositary and ADS Holders, dated as of 23 November 1988, as amended and restated as of 28 April 1995, as further amended and restated 26 July 1995 and 6 October 1999
"Dutch Bond Proposals"	any proposals made to in due course to Dutch Bondholders
"Dutch Bond Proposals Document"	any document which sets out the terms and conditions of the Dutch Bond Proposals
"Dutch Bonds"	the NLG 345,000,000 4.625 per cent. convertible subordinated bonds due 2007 issued by Corus Nederland B. V.
"Dutch Listing Authority"	Autoriteit Financiele Markten
"Effective Date"
the date on which (i) the Scheme becomes effective by registration of the Court Orders by the Registrar of Companies and issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the reduction of share capital associated with the Scheme; or (ii) if CSN Acquisitions elects to implement the Acquisition by way of the Offer, such Offer becoming or being declared unconditional in all respects
"Euro Bonds"	the €307,000,000 3.0 per cent. guaranteed convertible unsubordinated bonds due 2007 issued by Corus and guaranteed by Corus UK Limited
"Euroclear Nederland"	the Dutch depositary and settlement institute (Nederlands Centraal Instituut voor Giraal Effectenverker B.V.), defined as the central institute (centraal instituut) under the Dutch Securities Giro Act
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"First Payment Date"	30 June 2007
"Implementation Agreement"
the agreement between CSN, CSN Acquisitions and Corus dated 11 December 2006 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 16 of this Information Document
"Inducement Fee"
1 per cent. of the value of the Acquisition calculated by reference to the price per Corus Share and the fully diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable)
"Information Document"	or this document
"Japan"	Japan, its cities and prefectures, territories and possessions
"Lazard"	Lazard & Co., Limited
"Listing Rules"	the Listing Rules of the UK Listing Authority

"Loan Note Elected Shares"	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms
"Loan Notes"	the loan notes to be issued by CSN Acquisitions pursuant to the Loan Note Alternative and to be guaranteed by Barclays Bank PLC
"Loan Notes Instrument"	the instrument constituting the Loan Notes
"Offer"
should CSN Acquisitions elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of CSN Acquisitions for all of the Corus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Panel" or "Takeover Panel"	the UK Panel on Takeovers and Mergers
"Pre-Condition"	the pre-condition set out in Part I of Appendix I of Part Two of this Information Document
"Price"	the amount of 515 pence for each Corus Share
"Proposals"
the proposed acquisition of the Corus Shares by CSN Acquisitions to be effected, subject to the satisfaction or waiver of the Pre-Condition by means of the Scheme (or, should CSN Acquisitions so elect, by means of an Offer), and the Dutch Bond Proposals
"Reduction of Capital"	the reduction of the share capital of Corus by the cancellation of the Cancellation Shares, to be effected as part of the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Restricted Overseas Persons"
a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom CSN Acquisitions believes to be in, or resident in, Australia, Canada, Japan or the Netherlands and any custodian, nominee or trustee holding Corus Shares for persons in or resident in Netherlands and who elects to receive the Loan Note Alternative in respect of their Corus Shares and persons in any other jurisdiction (other than persons in the UK) whom CSN Acquisitions is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which CSN Acquisitions regards as unduly onerous
"Scheme" or "Scheme of Arrangement"
of the scheme of arrangement proposed to be made subject to the satisfaction or waiver of the Pre-Condition under section 425 of the Act between Corus and Corus Shareholders, incorporating the Reduction of Capital, to be set out in full in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Court Order"	the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act
"Scheme Document"
the circular in respect of the Scheme to be despatched to Corus Shareholders and others, setting out amongst other things, the full terms and conditions to implementation of the Scheme as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the EGM
"Scheme Record Date"	6.00 p.m. (London time) on the day immediately before the date of the Reduction Hearing

"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all Corus Shares which are:
(a) in issue at the date of the Scheme Document;
(b) (if any) issued after the date of the Scheme Document and before the Voting Record Time; or

(c) (if any) issued on or after the Voting Record Time and prior to 6.00 p.m. on the Scheme Record Date, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Corus Shares held by CSN Acquisitions, CSN Holdings or any other member of the CSN Group
"Securities Act"	the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder
"Takeover Code" or "Code"	the City Code on Takeovers and Mergers
"Tata"	Tata Steel UK Limited, a company incorporated in England and Wales with registered number 05887351
"Tata Scheme"
the scheme of arrangement under section 425 of the Act between Corus and holders of Scheme Shares (as defined in the Tata Scheme Document) to effect the proposed acquisition by Tata of Corus as set out in Part Four of the Tata Scheme Document (and/or any subsequent circular to Corus Shareholders), with or subject to any modification, addition or condition which is either agreed by Corus and Tata and approved by the Court or is imposed by the Court
"UBS"	UBS Limited
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Holder"
holders of Corus Shares in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Corus Shares for persons in the United States or with a registered address in the United States
"VAT"	value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time
"Voting Record Time"
the time and date to be specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting
"£", "GBP", "sterling" and "pence"	the lawful currency of the UK
"$", "US$", "USD" and "US dollars"	United States dollars, the lawful currency of the United States

Merrill Corporation Ltd, London
06LON2536

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IMPORTANT NOTICE
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DEALING DISCLOSURE REQUIREMENTS
TABLE OF CONTENTS
PART ONE LETTER FROM THE CHAIRMAN OF CSN
PART TWO ANNOUNCEMENT OF THE RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION
"NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION of Corus Group plc ("Corus") by CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of Companhia Siderúrgica Nacional ("CSN")
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION of Corus Group plc ("Corus") by CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of Companhia Siderúrgica Nacional ("CSN")
APPENDIX I
PRE-CONDITION AND CONDITIONS OF THE PROPOSALS AND CERTAIN FURTHER TERMS
APPENDIX II BASES AND SOURCES
APPENDIX III DEFINITIONS
PART THREE FINANCIAL INFORMATION ON THE CSN GROUP
PART FOUR SUMMARY OF THE TERMS OF THE LOAN NOTES
PART FIVE ADDITIONAL INFORMATION
PART SIX DEFINITIONS